SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2018

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended September 30, 2018, which comprises the balance sheet as of September 30, 2018, the statements of profit or loss and comprehensive income for the three and nine-month period then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The individual and consolidated interim financial information related to the Statements of added value (DVA) for the nine-month period ended September 30, 2018, prepared under the responsibility of the Company´s management, presented herein as supplementary information for IAS 34 purposes, have been subject to review procedures jointly performed with the review of the Company´s interim financial information - ITR. In order to form our conclusion, we assessed whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that the statements of added value referred to above were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, November 6, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at September 30, 2018

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Current assets
Cash and cash equivalents	3	4,891,141	3,775,093	2,334,307	1,953,056
Financial investments	4	2,080,736	2,302,672	2,023,334	1,833,320
Trade accounts receivable	5	4,496,252	3,281,196	2,419,405	1,824,740
Inventories	6	8,944,894	6,846,923	6,577,653	4,800,860
Taxes recoverable	8	1,147,427	1,349,064	645,070	830,152
Dividends and interest on capital	7		10,859		10,859
Prepaid expenses		111,649	134,337	87,277	105,255
Related parties	7(b)			22,629	30,478
Derivatives operations	16.2	21,885	3,793		3,793
Other receivables		254,201	288,391	159,082	232,532

		21,948,185	17,992,328	14,268,757	11,625,045

Non-current assets
Financial investments	4	10,191	10,336
Trade accounts receivable	5	29,252	37,496	439,213	1,336,229
Advances to suppliers	6	35,162	46,464	35,162	46,464
Taxes recoverable	8	973,444	1,023,633	973,375	1,023,245
Deferred income tax and social contribution	18(b)	1,605,639	1,165,726	389,053	-
Judicial deposits		253,883	289,737	243,012	278,006
Related parties	7(b)			19,954	16,053
Insurance claims		57,526	39,802	57,526	39,802
Derivatives operations	16.2	107,265	32,666
Other receivables		206,165	112,997	143,475	109,129
Investments	9	69,393	101,258	9,054,030	4,915,609
Property, plant and equipment	10	32,746,822	29,761,610	15,883,404	16,326,216
Intangible assets	11	2,748,203	2,727,497	2,495,974	2,501,503

		38,842,945	35,349,222	29,734,178	26,592,256

Total assets		60,791,130	53,341,550	44,002,935	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at September 30, 2018 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Current liabilities
Trade payables		9,383,368	5,265,670	1,169,433	1,198,842
Borrowings	12	945,096	1,184,781	529,847	382,304
Braskem Idesa borrowings	13	11,110,657	9,691,450
Debentures	14	27,691	27,183
Derivatives operations	16.2	158,158	6,875	158,158
Payroll and related charges		605,380	630,517	472,339	493,098
Taxes payable	17	943,146	1,261,204	534,212	774,391
Dividends		4,986	3,850	4,885	3,709
Advances from customers		186,523	353,222	105,032	187,304
Leniency agreement	20.3	285,861	257,347	225,680	202,892
Sundry provisions	19	116,052	178,676	72,170	125,130
Accounts payable to related parties	7(b)			324,823	783,181
Other payables		521,272	276,957	144,086	104,181

		24,288,190	19,137,732	3,740,665	4,255,032

Non-current liabilities
Trade payables		244,946	259,737	8,088,916	13,845,472
Borrowings	12	23,987,872	22,176,640	2,228,662	2,823,692
Debentures	14	272,235	286,141
Derivatives operations	16.2	256,633		256,633
Taxes payable	17	78,595	52,802	77,511	50,815
Accounts payable to related parties	7(b)			19,894,450	7,197,573
Loan to non-controlling shareholders of Braskem Idesa		2,231,401	1,756,600
Deferred income tax and social contribution	18(b)	292,852	940,079		715,938
Post-employment benefits		197,866	193,775	83,233	83,233
Provision for losses on subsidiaries				122,355	102,750
Contingencies	20	987,992	1,092,645	977,440	1,084,528
Leniency agreement	20.3	1,140,810	1,371,767	1,140,810	1,322,051
Sundry provisions	19	238,688	234,996	212,450	213,318
Other payables		161,388	148,286	6,655	5,048

		30,091,278	28,513,468	33,089,115	27,444,418

Shareholders' equity	22
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		2,445,769	3,945,898	2,445,769	3,945,898
Other comprehensive income		(6,464,836)	(5,653,880)	(6,464,836)	(5,653,880)
Treasury shares		(49,819)	(49,819)	(49,819)	(49,819)
Retained earnings		2,966,389		2,966,389

Total attributable to the Company's shareholders		7,173,155	6,517,851	7,173,155	6,517,851

Non-controlling interest in subsidiaries		(761,493)	(827,501)

		6,411,662	5,690,350	7,173,155	6,517,851

Total liabilities and shareholders' equity		60,791,130	53,341,550	44,002,935	38,217,301

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2018

All amounts in thousands of reais

		Consolidated
Continued operations	Note	3Q2018	YTD2018	3Q2017	YTD2017

Net sales revenue	24	16,348,157	43,163,185	12,162,048	36,632,206
Cost of products sold	27	(12,714,281)	(33,544,950)	(9,162,442)	(27,143,777)

		3,633,876	9,618,235	2,999,606	9,488,429

Income (expenses)
Selling and distribution	27	(433,480)	(1,099,792)	(380,879)	(1,085,465)
General and administrative	27	(425,683)	(1,116,092)	(372,133)	(994,517)
Research and development	27	(53,075)	(138,751)	(38,839)	(110,984)
Results from equity investments	9(c)	1,057	(414)	6,474	29,325
Other income (expenses), net	25 e 27	67,639	(122,266)	(282,603)	(175,451)

		2,790,334	7,140,920	1,931,626	7,151,337

Financial results	26
Financial expenses		(802,711)	(2,230,786)	(808,402)	(2,464,489)
Financial income		210,002	465,789	155,935	472,465
Exchange rate variations, net		(338,560)	(1,794,954)	(287,693)	(11,089)

		(931,269)	(3,559,951)	(940,160)	(2,003,113)

Profit before income tax and social contribution		1,859,065	3,580,969	991,466	5,148,224

Current and deferred income tax and social contribution	18(a)	(416,953)	(495,189)	(227,689)	(1,336,652)

Profit for the period of continued operations		1,442,112	3,085,780	763,777	3,811,572

Discontinued operations results
Profit from discontinued operations					13,499
Current and deferred income tax and social contribution					(4,623)
					8,876

Profit for the period		1,442,112	3,085,780	763,777	3,820,448

Attributable to:
Company's shareholders		1,344,270	2,945,114	799,370	3,696,770
Non-controlling interest in Braskem Idesa		97,842	140,666	(35,593)	123,678

Profit for the period		1,442,112	3,085,780	763,777	3,820,448

                The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2018

All amounts in thousands of reais, except earnings or loss per share	Continued

		Parent company
Continued operations	Note	3Q2018	YTD2018	3Q2017	YTD2017

Net sales revenue	24	11,985,590	30,745,496	8,917,381	27,238,880
Cost of products sold	27	(9,930,318)	(25,679,478)	(7,140,165)	(21,509,527)

		2,055,272	5,066,018	1,777,216	5,729,353

Income (expenses)
Selling and distribution	27	(270,294)	(633,765)	(237,675)	(686,805)
General and administrative	27	(305,668)	(802,770)	(248,037)	(675,912)
Research and development	27	(32,823)	(88,143)	(25,413)	(75,374)
Results from equity investments	9(c)	1,175,685	2,630,022	409,468	1,982,829
Other income (expenses), net	27	(34,033)	(226,527)	(264,977)	(170,090)

		2,588,139	5,944,835	1,410,582	6,104,001

Financial results	26
Financial expenses		(586,252)	(1,369,738)	(524,437)	(1,632,151)
Financial income		177,391	363,315	136,320	424,342
Exchange rate variations, net		(616,252)	(1,906,148)	(219,220)	(630,623)

		(1,025,113)	(2,912,571)	(607,337)	(1,838,432)

Profit before income tax and social contribution		1,563,026	3,032,264	803,245	4,265,569

Current and deferred income tax and social contribution	18(a)	(218,756)	(87,150)	(3,875)	(577,675)

Profit for the period of continued operations		1,344,270	2,945,114	799,370	3,687,894

Discontinued operations results
Profit from discontinued operations					8,876

Profit for the period		1,344,270	2,945,114	799,370	3,696,770

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2018

All amounts in thousands of reais, except earnings or loss per share	Continued

		Consolidated
	Note	3Q2018	YTD2018	3Q2017	YTD2017

Profit for the period		1,442,112	3,085,780	763,777	3,820,448

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(67,061)	(298,966)	80,378	131,545
Income tax and social contribution		24,261	106,508	(26,985)	(42,635)
Fair value of cash flow hedge - Braskem Idesa
Income tax and social contribution
Fair value of cash flow hedge from jointly-controlled		(4,187)	(1,640)	(2,847)	915
		(46,987)	(194,098)	50,546	89,825

Exchange variation of foreign sales hedge	16.3(a.i)	(821,985)	(3,862,388)	686,808	456,301
Sales Hedge - transfer to profit or loss	16.3(a.i)	252,364	765,476	275,362	774,324
Income tax and social contribution on exchange variation		193,671	1,052,950	(327,137)	(418,412)
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	598,098	485,132	(155,426)	1,248,177
Sales Hedge - transfer to profit or loss - Braskem Idesa	16.3(a.ii)	60,810	167,115	38,918	112,828
Income tax on exchange variation - Braskem Idesa		(197,672)	(195,674)	34,953	(408,301)
		85,286	(1,587,389)	553,478	1,764,917

Foreign subsidiaries currency translation adjustment		80,347	914,636	(105,377)	(393,942)

Total		118,646	(866,851)	498,647	1,460,800

Total comprehensive income for the period		1,560,758	2,218,929	1,262,424	5,281,248

Attributable to:
Company's shareholders		1,421,274	2,151,616	1,284,594	4,991,386
Non-controlling interest in Braskem Idesa		139,484	67,313	(22,170)	289,862

Total comprehensive income for the period		1,560,758	2,218,929	1,262,424	5,281,248

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2018

All amounts in thousands of reais, except earnings or loss per share	Continued

		Parent company
	Note	3Q2018	YTD2018	3Q2017	YTD2017

Profit for the period		1,344,270	2,945,114	799,370	3,696,770

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(103,567)	(420,447)	71,800	79,294
Income tax and social contribution		35,213	142,952	(24,412)	(26,960)
Fair value of cash flow hedge - Braskem Idesa		27,379	91,110	6,435	39,189
Income tax and social contribution		(8,214)	(27,333)	(1,931)	(11,757)
Fair value of cash flow hedge from jointly-controlled		(4,187)	(1,640)	(2,847)	915
		(53,376)	(215,358)	49,045	80,681

Exchange variation of foreign sales hedge	16.3(a.i)	(821,985)	(3,862,388)	686,808	456,301
Sales Hedge - transfer to profit or loss	16.3(a.i)	252,364	765,476	275,362	774,324
Income tax and social contribution on exchange variation		193,672	1,052,951	(327,137)	(418,412)
Exchange variation of foreign sales hedge - Braskem Idesa	16.3(a.ii)	448,574	363,849	(116,569)	936,133
Sales Hedge - transfer to profit or loss - Braskem Idesa	16.3(a.ii)	45,607	125,336	29,189	84,621
Income tax on exchange variation - Braskem Idesa		(148,255)	(146,756)	26,214	(306,226)
		(30,023)	(1,701,532)	573,867	1,526,741

Foreign subsidiaries currency translation adjustment		160,403	1,123,392	(137,688)	(312,806)

Total		77,004	(793,498)	485,224	1,294,616

Total comprehensive income for the period		1,421,274	2,151,616	1,284,594	4,991,386

Attributable to:
Company's shareholders
Non-controlling interest in Braskem Idesa

Total comprehensive income for the period

					Parent company
				YTD2018	YTD2017
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period	23
(expressed in reais)
Earnings per share - common				3.7019	4.6358
Earnings per share - preferred shares class "A"				3.7020	4.6358
Earnings per share - preferred shares class "B"				0.5862	0.6069

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

													Consolidated
		Attributed to shareholders' interest
				Revenue reserves							Total
							Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Tax	Retention	dividends	comprehensive	Treasury	Retained	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	income	shares	earnings	interest	subsidiaries	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

Comprehensive income for the period:
Profit for the period										3,696,770	3,696,770	123,678	3,820,448
Exchange variation of foreign sales hedge, net of taxes								1,526,741			1,526,741	238,176	1,764,917
Fair value of cash flow hedge, net of taxes								80,681			80,681	9,144	89,825
Foreign subsidiaries currency translation adjustment								(312,806)			(312,806)	(81,136)	(393,942)
								1,294,616		3,696,770	4,991,386	289,862	5,281,248

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,167)		20,167
Realization of deemed cost of jointly-controlled investment, net of taxes								(723)		723
								(20,890)		20,890
Contributions to shareholders:
Lapsed dividends										482	482		482
										482	482		482

At September 30, 2017		8,043,222	232,430	229,992		604,624		(5,048,133)	(49,819)	3,718,142	7,730,458	(728,018)	7,002,440

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851	(827,501)	5,690,350

Comprehensive income for the period:
Profit for the period										2,945,114	2,945,114	140,666	3,085,780
Exchange variation of foreign sales hedge, net of taxes								(1,701,532)			(1,701,532)	114,143	(1,587,389)
Fair value of cash flow hedge, net of taxes								(215,358)			(215,358)	21,260	(194,098)
Foreign currency translation adjustment								1,123,392			1,123,392	(208,756)	914,636
								(793,498)		2,945,114	2,151,616	67,313	2,218,929

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,037)		20,037
Realization of deemed cost of jointly-controlled investment, net of taxes								(722)		722
Actuarial gains from post-employment benefits of subsidiaries, net of taxes								111			111		111
Long-term incentive plan, net of taxes	21(a)							4,229			4,229	91	4,320
Fair value adjustments of trade accounts receivable								(1,039)			(1,039)		(1,039)
								(17,458)		20,759	3,301	91	3,392

Contributions to shareholders:
Lapsed dividends										460	460		460
Additional dividends approved in the board meeting	22(b)						(1,500,000)			(73)	(1,500,073)	(1,396)	(1,501,469)
Reversal of fiscal incentive reserve						(129)				129
						(129)	(1,500,000)			516	(1,499,613)	(1,396)	(1,501,009)

At September 30, 2018		8,043,222	232,430	434,142	71,745	1,939,882		(6,464,836)	(49,819)	2,966,389	7,173,155	(761,493)	6,411,662

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

											Parent Company
				Revenue reserves
							Additional	Other			Total
			Capital	Legal	Tax	Retention	dividends	comprehensive	Treasury	Retained	shareholders'
	Note	Capital	reserve	reserve	incentive	of profits	proposed	income	shares	earnings	equity

At December 31, 2016		8,043,222	232,430	229,992		604,624		(6,321,859)	(927)		2,787,482

Comprehensive income for the period:
Profit for the period										3,696,770	3,696,770
Exchange variation of foreign sales hedge, net of taxes								1,526,741			1,526,741
Fair value of cash flow hedge, net of taxes								80,681			80,681
Foreign subsidiaries currency translation adjustment								(312,806)			(312,806)
								1,294,616		3,696,770	4,991,386

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,167)		20,167
Realization of deemed cost of jointly-controlled investment, net of taxes								(723)		723
								(20,890)		20,890
Contributions to shareholders:
Lapsed dividends										482	482
										482	482

At September 30, 2017		8,043,222	232,430	229,992		604,624		(5,048,133)	(927)	3,718,142	7,779,350

At December 31, 2017		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(5,653,880)	(49,819)		6,517,851

Comprehensive income for the period:
Profit for the period										2,945,114	2,945,114
Exchange variation of foreign sales hedge, net of taxes								(1,701,532)			(1,701,532)
Fair value of cash flow hedge, net of taxes								(215,358)			(215,358)
Foreign currency translation adjustment								1,123,392			1,123,392
								(793,498)		2,945,114	2,151,616

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes								(20,037)		20,037
Realization of additional property, plant and equipment price-level restatement, net of taxes								(722)		722
Actuarial gains from post-employment benefits of subsidiaries, net of taxes								111			111
Long-term incentive plan, net of taxes	21(a)							4,229			4,229
Fair value adjustments of trade accounts receivable								(1,039)			(1,039)
								(17,458)		20,759	3,301

Contributions to shareholders:
Lapsed dividends										460	460
Additional dividends approved in the board meeting	22(b)						(1,500,000)			(73)	(1,500,073)
Reversal of fiscal incentive reserve						(129)				129
						(129)	(1,500,000)			516	(1,499,613)

At September 30, 2018		8,043,222	232,430	434,142	71,745	1,939,882		(6,464,836)	(49,819)	2,966,389	7,173,155

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at September 30, 2018

All amounts in thousands of reais

		Consolidated			Parent company
	Note	Sep/2018	Sep/2017		Sep/2018	Sep/2017
Profit before income tax and social contribution and for the result with discontinued operations		3,580,969	5,148,224		3,032,264	4,265,569

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,249,013	2,169,141		1,488,002	1,405,483
Results from equity investments	9(c)	414	(29,325)		(2,630,022)	(1,982,829)
Interest and monetary and exchange variations, net		5,555,092	1,573,571		2,265,023	1,674,575
Gain from divestment in subsidiary			(276,816)			(276,366)
Provision for losses and write-offs of long-lived assets		54,261	115,978		48,567	105,630

		11,439,749	8,700,773		4,203,834	5,192,062

Changes in operating working capital
Trade accounts receivable		(1,288,788)	(1,105,299)		304,911	(1,474,461)
Inventories		(2,030,218)	(493,758)		(1,742,983)	(241,253)
Taxes recoverable		1,054,716	257,580		538,198	160,610
Prepaid expenses		22,688	(87,735)		17,978	(57,396)
Other receivables		(98,792)	16,637		13,094	200,076
Trade payables		1,944,605	(1,468,178)	(i)	(7,944,266)	3,103,598
Taxes payable		(912,174)	(8,927)		(211,083)	148,228
Advances from customers		(164,577)	(2,247)		(80,150)	130,557
Leniency agreement		(330,006)	(1,343,803)		(267,985)	(942,905)
Sundry provisions		(163,585)	48,522		(160,916)	31,255
Other payables		720,812	(195,449)		18,628	(223,813)

Cash from operations		10,194,430	4,318,116		(5,310,740)	6,026,558

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)		341,931	(1,016,992)		(88,314)	(1,077,507)

Cash generated from operations and handling of financial investments		10,536,361	3,301,124		(5,399,054)	4,949,051

Interest paid		(1,491,157)	(1,492,709)		(164,977)	(490,589)
Income tax and social contribution paid		(802,890)	(676,708)		(303,246)	(320,616)

Net cash generated by operating activities		8,242,314	1,131,707		(5,867,277)	4,137,846

Proceeds from the sale of fixed and intangible assets		80,943	1,634		1,145	1,369
Funds received on the sale of investments	1(a)	81,000	450,000		81,000	449,550
Funds received in the investments' capital reduction		2,254			2,254
Acquisitions of property, plant and equipment and intangible assets		(1,805,250)	(1,515,260)		(1,032,060)	(892,111)
Premuim in the dollar put option		(2,167)	(12,463)		(2,167)	(12,463)

Net cash used in investing activities		(1,643,220)	(1,076,089)		(949,828)	(453,655)

Short-term and Long-term debit
Obtained		3,192,632	2,469,210		2,331,684	2,077,328
Payments		(6,110,929)	(3,308,590)		(3,257,197)	(2,847,849)
Braskem Idesa borrowings
Obtained			187,959
Payments		(597,238)	(710,821)
Related parties
Obtained				(ii)	11,700,486	852,148
Payments					(2,078,181)	(3,844,932)
Dividends paid		(1,499,890)	(42)		(1,498,436)	(42)

Net cash provided by financing activities		(5,015,425)	(1,362,284)		7,198,356	(3,763,347)

Exchange variation on cash of foreign subsidiaries		(467,621)	57,237

Increase (decrease) in cash and cash equivalents		1,116,048	(1,249,429)		381,251	(79,156)

Represented by
Cash and cash equivalents at the beginning of the period		3,775,093	6,701,864		1,953,056	3,561,431
Cash and cash equivalents at the end of the period		4,891,141	5,452,435		2,334,307	3,482,275

Increase (decrease) in cash and cash equivalents		1,116,048	(1,249,429)		381,251	(79,156)

(i)    Settlement of past-due trade payables overdue of the subsidiary located abroad (Note 7(b.i));

(ii)   Funding via export prepayment facilities with the subsidiary located abroad (Note 7(b.ii)).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at September 30, 2018

All amounts in thousands of reais

	Consolidated		Parent company
	Sep/2018	Sep/2017	Sep/2018	Sep/2017

Revenue	51,276,205	43,093,239	38,609,151	33,795,477
Sale of goods, products and services	50,951,332	43,000,974	38,485,196	33,752,056
Other income (expenses), net	236,536	93,431	31,000	45,346
Allowance for doubtful accounts	88,337	(1,166)	92,955	(1,925)
Inputs acquired from third parties	(37,417,389)	(30,537,295)	(29,753,417)	(25,038,039)
Cost of products, goods and services sold	(35,617,948)	(28,973,421)	(28,434,881)	(23,887,029)
Material, energy, outsourced services and others	(1,753,516)	(1,541,770)	(1,293,902)	(1,130,738)
Impairment of assets	(45,925)	(22,104)	(24,634)	(20,272)
Gross value added	13,858,816	12,555,944	8,855,734	8,757,438

Depreciation, amortization and depletion	(2,249,013)	(2,169,141)	(1,488,002)	(1,405,483)

Net value added produced by the entity	11,609,803	10,386,803	7,367,732	7,351,955

Value added received in transfer	1,529,555	510,709	3,574,897	2,416,091
Results from equity investments	(414)	38,201	2,630,022	1,991,705
Financial income	1,529,910	472,465	944,819	424,342
Other	59	43	56	44

Total value added to distribute	13,139,358	10,897,512	10,942,629	9,768,046

Personnel	1,158,755	1,051,419	810,754	750,200
Direct compensation	914,539	846,444	619,429	588,681
Benefits	198,917	160,053	144,523	115,514
FGTS (Government Severance Pay Fund)	45,299	44,922	46,802	46,005

Taxes, fees and contribuitions	3,620,985	3,374,928	3,180,588	2,911,601
Federal	1,597,744	1,938,800	1,183,454	1,532,288
State	1,982,081	1,417,962	1,982,081	1,367,398
Municipal	41,160	18,166	15,053	11,915

Remuneration on third parties' capital	5,273,838	2,650,717	4,006,173	2,409,475
Financial expenses (including exchange variation)	5,077,280	2,463,186	3,848,468	2,254,096
Rentals	196,558	187,531	157,705	155,379

Remuneration on own capital	3,085,780	3,820,448	2,945,114	3,696,770
Profit for the period	2,945,114	3,687,894	2,945,114	3,687,894
Non-controlling interest in Braskem Idesa	140,666	123,678
Discontinued operations results		8,876		8,876

Value added distributed	13,139,358	10,897,512	10,942,629	9,768,046

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

As per the Material Fact notice dated June 15, 2018, Braskem was informed by Odebrecht S.A., its controlling shareholder, of the start of negotiations with LyondellBasell, a publicly held corporation based in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of all shares held by Odebrecht S.A. in the capital stock of Braskem.

(a)               Significant operating events impacting this nine-month period financial information

(a.i)      In April 2018, the Company received the amount of R$81,000, adjusted for inflation, related to the outstanding balance of the R$100 million provided for in the sale of the subsidiaries Quantiq Distribuidora Ltda and IQAG Armazéns Gerais Ltda. in 2017. The difference between the restated amount provided for and the amount received was recognized in the second quarter of 2018 in the line “Other income (expenses), net,” in the amount of R$19,558, resulting from the adjustment envisaged in the agreement.

(b)               Net Working Capital

On September 30, 2018, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements), the subsidiary Braskem Idesa maintained as current liabilities its financial obligations whose original maturities were long term. This reclassification is due to the breach of certain financial covenants in the loan agreement of Braskem Idesa (Note 13). Consequently, consolidated net working capital was negative R$2,340,005.

Note that Braskem Idesa has been settling all of its obligations in accordance with the original debt maturity schedule and no creditor has requested or expressed any intention of requesting the immediate reimbursement of said obligations or the acceleration of debt amortizations. Without the aforementioned reclassification, consolidated net working capital was positive R$7,796,266.

(c)                Risk management

In May 2018, the Company, in keeping with its commitment to maintain its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. Because of the Company’s credit quality, the credit facility may be tapped without restriction or in the event of any deterioration in the macroeconomic scenario.

The two facilities held by the Company before, in the amounts of R$750 million with expiration in December 2019 and of R$500 million with expiration in September 2019, were cancelled.

As of September 30, 2018, this new facility had not been used.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

2.                       Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2017, except the changes to accounting policies described in Note 2.2.1.

2.1.                 Long-term incentive plan (“ILP Plan”)

The ILP Plan, approved in March 2018 (Note 21(a)), is booked in accordance with “CPC10/IFRS 2- Share-based Payment,” under which the organization must calculate the value of equity instruments granted based on their fair value on the grant date. Such cost is recognized during the vesting period for the acquisition of the right to exercise the instruments.

In view of the characteristics of the ILP Plan, the aggregate amount to be booked as an expense, with a corresponding adjustment to shareholders' equity, is determined based on the fair value of the options granted on the grant date. The fulfillment of the vesting condition is incorporated into the assumptions of the number of shares expected to be granted. At the end of each period, the Company revises its estimates of the number of shares expected to be delivered after the vesting period.

Upon the expiration of the vesting period, the Company grants the shares held in treasury to the beneficiaries.

2.2.                 Basis of preparation

This Quarterly Information includes the nine-month period ended September 30, 2018 and should be read together with the financial statements of Braskem as of December 31, 2017, prepared and presented (i) in the consolidated, in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with the accounting practices adopted in Brazil, in compliance with Federal Law 6,404/76, as amended, and with the standards issued by CPC.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2017 financial statements.

Issue of these financial statements was authorized by the Executive Board on November 6, 2018.

2.2.1.      Changes to the main accounting policies

Except as described below, the accounting policies applied to this Quarterly Financial Information are the same as those applied to the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

These changes in accounting policies also will be reflected in the consolidated financial statements of the Company for the fiscal year ending December 31, 2018.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

The Company adopted “CPC 47 / IFRS 15 – Revenue from Contracts with Customers” and “CPC 48/ IFRS 9 – Financial Instruments” as from January 1, 2018.

The effect from the adoption of these standards is attributed mainly to the following: (i) presentation of variable considerations (bonuses) deducted directly from gross sales revenue (Note 24); (ii) replacement of the “incurred loss” model for the prospective model of “expected credit losses.” (Note 5); (iii) change in the classification and measurement of financial assets (Note 16); and (iv) change in the accounting of operations involving dollar put and call options designated for hedge accounting (Note 16.2.1.a).

As described in Note 2.3 to the financial statements dated December 31, 2017, the Company identified a performance obligation in its sales associated with freight contracts for product deliveries. The Company concluded that there is no material effect on its financial statements for recording this performance obligation separately from the performance obligation associated with product deliveries.

2.2.2.      Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

2.2.3.      Consolidated quarterly information

The consolidated Quarterly Information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total and voting interest - %
		Headquarters	Sep/2018	Dec/2017
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.66	63.66
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.66	63.66
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00

(i)         Dissolved in June 2018.

2.3.                 Foreign and functional currency

The information on functional and foreign currency was presented in the 2017 annual financial statements of the Company, in Note 2.2.

Exchange variation effects

The main effects from exchange variation in this Quarterly Information are shown below:

	Final rate			Average rate for period ended
	Sep/2018	Dec/2017	Variation	Sep/2018	Sep/2017	Variation
U.S. dollar - Brazilizan real	4.0039	3.3080	21.04%	3.6055	3.1750	13.56%
U.S. dollar - Mexican peso	18.7114	19.6890	-4.97%	19.0420	18.8955	0.78%
U.S. dollar - Euro	0.8602	0.8464	1.64%	0.8377	0.8995	-6.88%

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

3.                       Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2017 annual financial statements of the Company, in Note 6.

		Consolidated
		Sep/2018	Dec/2017

Cash and banks	(i)	1,910,295	1,428,766
Cash equivalents:
Domestic market		1,714,166	1,706,784
Foreign market	(i)	1,266,680	639,543
Total		4,891,141	3,775,093

(i)         On September 30, 2018, it includes cash and banks of R$145,344 (R$247,286 on December 31, 2017) and cash equivalents of R$730,367 (R$47,400 on December 31, 2017) of the subsidiary Braskem Idesa, available for its exclusive use.

4.                       Financial investments

The information on financial investments was presented in the 2017 annual financial statements of the Company, in Note 7.

		Consolidated
		Sep/2018	Dec/2017
Amortized cost
Time deposit investments		50,679	440,616
Fair value through profit or loss
Time deposit investments			15,764
Letras financeiras do tesouro - LFT's and Letras Financeiras - LF's	(i)	1,972,099	1,816,889
Restricted funds investments	(ii)	12,259	12,404
Other		55,890	27,335
Total		2,090,927	2,313,008

Current assets		2,080,736	2,302,672
Current liabilities		10,191	10,336
Total		2,090,927	2,313,008

(i)    Refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity on the secondary market and Management expects them to be realized in the short term.

(ii)   Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2017 annual financial statements of the Company, in Note 8.

		Consolidated		Parent Company
		Sep/2018	Dec/2017	Sep/2018	Dec/2017
Customers
Domestic market		2,105,778	1,459,623	2,059,828	1,521,082
Foreign market		2,681,414	2,209,094	1,043,532	1,977,584
Allowance for doubtful accounts	(i)	(261,688)	(350,025)	(244,742)	(337,697)
Total		4,525,504	3,318,692	2,858,618	3,160,969

Current assets		4,496,252	3,281,196	2,419,405	1,824,740
Non-current assets		29,252	37,496	439,213	1,336,229
Total		4,525,504	3,318,692	2,858,618	3,160,969

(i)                 As disclosed in Note 2.3 to the annual financial statements for 2017, CPC48 / IFRS 9 substituted, as from January 1, 2018, the “incurred losses” model of CPC 38 / IAS 39 with a prospective model of “expected credit losses,” which requires greater judgment of how the changes in economic factors affect the expected credit losses, which are determined based on the following stages:

Stage 1 – when the securities are still performing, expected credit losses were calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition. The Company considered as deterioration of credit risk any credits that were renegotiated and that must be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment. The trigger for evidence of impairment is an unprecedented delay of more than ninety days.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

The following table shows the Company’s expected credit loss for each stage:

				Sep/2018
			Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts

Stage 1	Performing	Operation risk 1	No risk	3,012,999
		Operation risk 2	No risk	936,274
		Operation risk 3	0.27%	355,763	1,265
		Operation risk 4	0.63%	210,710	1,451
		Operation risk 5	100%	381	381
				4,516,127	3,097

Stage 2	Significant Increase in Loss Risk	1º Renegotiation < 24 months	12% ou 100%	10,569	1,622
		2º Renegotiation or > 24 months	91% ou 100%	22,481	22,481
		Legal	100%	181,360	181,360
				214,410	205,463

Stage 3	No payment performance (Indicative of impairment)	Between 90 and 180 days	50% ou 100%	10,157	6,630
		Above 180 days	100%	46,498	46,498
				56,655	53,128

Total				4,787,192	261,688

6.                       Inventories

The information on inventories was presented in the 2017 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Finished goods	5,734,970	4,255,114	3,932,089	2,785,182
Raw materials, production inputs and packaging	2,584,514	1,715,757	2,370,938	1,549,001
Maintenance materials	455,911	365,803	176,537	165,073
Advances to suppliers	132,437	482,043	61,027	273,401
Imports in transit and other	72,224	74,670	72,224	74,667
Total	8,980,056	6,893,387	6,612,815	4,847,324

Current assets	8,944,894	6,846,923	6,577,653	4,800,860
Non-current assets	35,162	46,464	35,162	46,464
Total	8,980,056	6,893,387	6,612,815	4,847,324

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

7.                  Related parties

The information concerning related parties was presented in the 2017 annual financial statements of the Company, in Note 10.

(a)               Consolidated

								Consolidated
				Balances at September 30, 2018				Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
Balance sheet	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	14,488	32,512	63,765	110,765	7,634	45,184	60,502	113,320
Inventories	62,840	4,985		67,825	250,904	118		251,022
Dividends and interest on capital							10,859	10,859
Total assets	77,328	37,497	63,765	178,590	258,538	45,302	71,361	375,201

Liabilities
Current
Trade payables	20,965	211,817	433	233,215	21,530	149,058	700	171,288
Other		553	7	560	2,338	562	7,591	10,491
Total liabilities	20,965	212,370	440	233,775	23,868	149,620	8,291	181,779

				Nine-month period ended September 30, 2018				Nine-month period ended September 30, 2017
	Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and				Odebrecht and
	subsidiaries	Petrobras and			subsidiaries	Petrobras and
	and associates	subsidiaries	Other	Total	and associates	subsidiaries	Other	Total
Transactions
Sales of products		898,688	530,058	1,428,746	36,861	1,309,950	445,081	1,791,892
Purchases of raw materials, finished goods
services and utilities	374,981	11,223,546	5,793	11,604,320	752,668	9,654,100	4,078	10,410,846
Financial income (expenses)	1,956	(47)		1,909	1,957	(39,431)		(37,474)
General and administrative expenses
Post-employment benefits plan
Odebrecht Previdência Privada ("Odeprev")			40,366	40,366			30,863	30,863

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)              Parent Company

	Balances at September 30, 2018
	Associated companies, Jointly-controlled investment and associated companies						Related companies			EPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents										1,158,576	1,158,576
Financial investments										1,972,099	1,972,099
Trade accounts receivable				34,386	147,502	86,611	14,488	32,512			315,499
Inventories							62,840	4,985			67,825
Dividends and interest on capital
Related parties	200	245		200	1	21,983					22,629

Non-current
Trade accounts receivable		409,718									409,718
Related parties
Loan agreements	18,888					1,066					19,954
Total assets	19,088	409,963		34,586	147,503	109,660	77,328	37,497		3,130,675	3,966,300

Liabilities
Current
Trade payables						18,611	20,947	211,817			251,375
Accounts payable to related parties
Advance to export			319,990	4,833							324,823
Other payables		7,569				7		553			8,129

Non-current
Trade Payables		7,843,971									7,843,971
Accounts payable to related parties
Advance to export			19,546,752	332,324							19,879,076
Payable notes	15,374										15,374
Total liabilities	15,374	7,851,540	19,866,742	337,157		18,618	20,947	212,370			28,322,748

											Nine-month period ended September 30, 2018
	Associated companies, Jointly-controlled investment and associated companies								Related companies	EPE
							Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
	Inc	Holanda	Holanda Inc	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products		2,883,394		239,733	256,096	620,514		898,688			4,898,425
Purchases of raw materials, finished products
services and utilities		9,816,038		309		128,523	374,262	11,223,546			21,542,678
Financial income (expenses)	1,080	(2,861,766)	(2,437,625)	(164,443)	27,690	10,559	1,950	(47)		159,433	(5,263,169)
General and administrative expenses - Odeprev									40,366		40,366

(i)         During the third quarter of 2018, Braskem paid R$13,369,882 (US$4,053,120) in invoices related to imports of raw materials.

(ii)        Throughout the third quarter of 2018, Braskem raised R$11,734,977 (US$3,000,000) through export prepayment facilities.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Balances at December 31, 2017
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
								Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,613,351	1,613,351
Financial investments											1,816,888	1,816,888
Trade accounts receivable		428			23,833	111,824	104,084	3,855	45,184			289,208
Inventories								250,904	118			251,022
Dividends and interest on capital							10,859					10,859
Related parties		115			20,771		9,592					30,478

Non-current
Trade accounts receivable		1,298,733										1,298,733
Related parties
Loan agreements	15,172						881					16,053
Total assets	15,172	1,299,276			44,604	111,824	125,416	254,759	45,302		3,430,239	5,326,592

Liabilities
Current
Trade payables	25						13,829	12,796	149,058			175,708
Accounts payable to related parties
Advance to export			107,574		675,547							783,121
Other payables					60							60
Other							7,591	2,338	562			10,491

Non-current
Trade Payables		13,585,736										13,585,736
Accounts payable to related parties
Advance to export			6,910,306		274,564							7,184,870
Payable notes	12,703											12,703
Total liabilities	12,728	13,585,736	7,017,880		950,171		21,420	15,134	149,620			21,752,689

												Nine-month period ended September 30, 2017
	Associated companies, Jointly-controlled investment and associated companies										Related companies
								Odebrecht and
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		subsidiaries	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	and associates	subsidiaries	Other	FIM Júpiter	Total
Transactions
Sales of products		2,859,565		1,878,698	95,490	233,487	512,380	36,861	1,287,042			6,903,523
Purchases of raw materials, finished products
services and utilities		5,461,054		2,379,577			4,230	676,385	8,731,727			17,252,973
Financial income (expenses)	(22,821)	177,846	(245,036)	9	(3,331)	(3,472)	(2,557)	1,958	(39,431)		275,727	138,892
General and administrative expenses - Odeprev										29,476		29,476

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)               Agreements executed and/or renewed with related companies

In the period ended September 30, 2018, the Company engaged in the following transactions with related parties, except for those engaged with subsidiaries of the Company:

(i)     Sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are made based on monthly negotiations. Sales in the period amounted to R$219,204.

(ii)   Since January 2018, Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$825,442.

(iii) In May 2018, Braskem entered into an agreement for caustic soda movement and storage services with Liquiport Vila Velha S.A., a wholly owned subsidiary of Odebrecht Transport S.A. The agreement has an estimated maximum value of R$93,000 and is valid for 10 years. Sales in the period amounted to R$3,697.

(d)               Key management personnel

	Consolidated
Income statement transactions	Sep/2018	Sep/2017
Remuneration
Short-term benefits	45,762	42,870
Post-employment benefit	823	511
LTI Plan	2,870
Total	49,455	43,381

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2017 annual financial statements of the Company, in Note 11.

	Consolidated		Parent Company
	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Parent Company and subsidiaries in Brazil
IPI	14,940	18,226	14,940	18,226
Value-added tax on sales and services (ICMS) - normal operations	463,211	499,984	463,204	499,979
ICMS - credits from PP&E	159,751	140,904	159,751	140,904
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	482	22,389	-	21,904
PIS and COFINS - credits from PP&E	244,686	223,297	244,686	222,964
Income tax and social contribution (IR and CSL)	541,416	691,697	534,695	684,570
REINTEGRA program	40,932	102,166	40,932	102,166
Federal supervenience	156,844	160,198	156,844	160,198
Other	4,411	4,322	3,393	2,486

Foreign subsidiaries
Value-added tax	106,724	90,050
Income tax (IR)	378,828	415,443
Other	8,646	4,021
Total	2,120,871	2,372,697	1,618,445	1,853,397

Current assets	1,147,427	1,349,064	645,070	830,152
Non-current assets	973,444	1,023,633	973,375	1,023,245
Total	2,120,871	2,372,697	1,618,445	1,853,397

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

9.                       Investments

The information related to investments was presented in the Company’s 2017 annual financial statements, in Note 12.

(a)                    Information on investments

		Interest
		in total and voting	Adjusted net profit (loss)		Adjusted
		capital (%) - 9/30/2017	for the year		equity
		Direct and indirect	Sep/2018	Sep/2017	Sep/2018	Dec/2017

Subsidiaries
Braskem Alemanha	#	100.00	1,158,695	689,695	6,194,083	4,069,847
Braskem America	#	100.00	1,117,581	625,433	5,673,493	3,665,456
Braskem America Finance	#	100.00	1,467	652	(5,277)	(5,667)
Braskem Argentina	#	100.00	(21,603)	12,323	13,331	34,934
Braskem Austria	(i)		(58)	(288)		4,459
Braskem Chile	#	100.00	2,696	1,993	21,763	19,067
Braskem Holanda	#	100.00	2,703,933	1,854,300	8,135,860	4,006,132
Braskem Holanda Finance	#	100.00	105	(10)	(10,576)	(8,658)
Braskem Holanda Inc	#	100.00	3,186	1,279	8,281	3,909
Braskem Finance	#	100.00	(19,425)	2,016	(121,319)	(101,894)
Braskem Idesa	#	75.00	518,165	457,671	(3,355,622)	(3,586,358)
Braskem Idesa Serviços	#	75.00	3,843	7,604	24,045	15,450
Braskem Inc.	#	100.00	(19,445)	(41,833)	224,115	243,560
Braskem México	#	100.00	(5,081)	(14,409)	227,654	183,595
Braskem México Sofom	#	100.00	32,022	3,206	53,839	15,397
Braskem México Serviços	#	100.00	(3,306)	1,718	(97)	2,812
Braskem Petroquímica	#			110,116
Cetrel	#	63.66	30,612		213,020	190,118
DAC	#	63.66	15,571		86,936	76,971
Lantana	#	100.00	(187)	24	(1,075)	(888)
	#
Jointly-controlled investment	#
RPR	#	33.20	7,441	76,494	109,651	201,038
Odebrecht Comercializadora de Energia S.A. ("OCE")	(i)		(48)	(570)		5,178
	#
Associates	#
Borealis	#	20.00	(2,283)	14,765	164,501	166,630

(i)    Dissolved in June 2018.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)                    Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total

Balance at December 31, 2017	188,818	4,693,385	33,406	4,915,609
Equity of investments
Effect of results	19,511	2,726,057	(426)	2,745,142
Adjustment of profit in inventories		(95,485)		(95,485)
Equity valuation adjustments	(1,640)	407,163		405,523
Currency translation adjustments		1,122,392		1,122,392
Capital decrease			(2,254)	(2,254)
Provision for loss			2,173	2,173
Dividends and interest on equity	(33,645)	(4,398)		(38,043)
Selling of investments			(1,027)	(1,027)
Balance at September 30, 2018	173,044	8,849,114	31,872	9,054,030

(c)                    Equity accounting results

		Parent company
	Sep/2018	Sep/2017

Equity in results of subsidiaries, associate and jointly-controlled	2,649,657	2,001,974
Amortization of fair value adjustment		(21,560)
Reversal to subsidiaries with short-term liabilities	(19,605)	2,415
Other	(30)
	2,630,022	1,982,829

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(d)                    Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which it holds non-controlling interest with material effects on the Company’s consolidated statements.

	Consolidated Braskem Ex consolidated Braskem Idesa			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	Sep/2018	Dec/2017		Sep/2018	Dec/2017		Sep/2018	Dec/2017	Sep/2018	Dec/2017

Curent
Cash and cash equivalents	4,015,430	3,480,407		875,711	294,686				4,891,141	3,775,093
Financial investments	2,080,736	2,302,672							2,080,736	2,302,672
Trade accounts receivable	3,921,228	2,809,034		784,366	620,531		(209,342)	(148,369)	4,496,252	3,281,196
Inventories	8,320,591	6,500,198		624,303	346,725				8,944,894	6,846,923
Taxes recoverable	1,095,944	1,286,035		51,483	63,029				1,147,427	1,349,064
Derivatives operations	1,279	3,793		20,606					21,885	3,793
Other receivables	287,356	388,957		78,494	44,630				365,850	433,587

	19,722,564	16,771,096		2,434,963	1,369,601		(209,342)	(148,369)	21,948,185	17,992,328

Non-current
Taxes recoverable	973,378	1,023,581		66	52				973,444	1,023,633
Deferred tax	518,304	129,469		1,087,335	1,036,257				1,605,639	1,165,726
Related parties	6,255,215	5,051,706				(ii)	(6,255,215)	(5,051,706)
Other receivables	660,992	637,549		107,845	33,207				768,837	670,756
Property, plant and equipment	19,924,914	19,180,263		13,604,186	11,228,346	(iii)	(782,278)	(646,999)	32,746,822	29,761,610
Intangible	2,554,208	2,575,567		193,995	151,930				2,748,203	2,727,497

	30,887,011	28,598,135		14,993,427	12,449,792		(7,037,493)	(5,698,705)	38,842,945	35,349,222

Total assets	50,609,575	45,369,231		17,428,390	13,819,393		(7,246,835)	(5,847,074)	60,791,130	53,341,550

Liabilities and shareholders' equity
Current
Trade payables	9,336,391	5,254,167		256,319	159,872		(209,342)	(148,369)	9,383,368	5,265,670
Borrowings	945,096	1,184,781							945,096	1,184,781
Debentures	27,691	27,183							27,691	27,183
Braskem Idesa Borrowings				11,110,657	9,691,450				11,110,657	9,691,450
Payroll and related charges	578,732	609,883		26,648	20,634				605,380	630,517
Taxes payable	927,857	1,248,137		15,289	13,067				943,146	1,261,204
Other payables	1,182,708	1,019,346		90,144	57,581				1,272,852	1,076,927

	12,998,475	9,343,497		11,499,057	9,942,604		(209,342)	(148,369)	24,288,190	19,137,732

Non-current
Loan agreements	23,987,872	22,176,640							23,987,872	22,176,640
Debentures	272,235	286,141							272,235	286,141
Accounts payable to related parties				6,289,380	5,065,971	(ii)	(6,289,380)	(5,065,971)
Loan agreement Etileno XXI project			(v)	2,231,401	1,756,600				2,231,401	1,756,600
Provision for losses on subsidiaries	2,516,715	2,689,769				(iv)	(2,516,715)	(2,689,769)	-	-
Other payables	3,583,710	4,286,245		16,060	7,842				3,599,770	4,294,087

	30,360,532	29,438,795		8,536,841	6,830,413		(8,806,095)	(7,755,740)	30,091,278	28,513,468

Shareholders' equity
Attributable to the Company's shareholders	7,173,156	6,517,850		(2,607,508)	(2,953,624)		2,607,507	2,953,625	7,173,155	6,517,851

Non-controlling interest in Braskem Idesa	77,412	69,089					(838,905)	(896,590)	(761,493)	(827,501)

	7,250,568	6,586,939		(2,607,508)	(2,953,624)		1,768,602	2,057,035	6,411,662	5,690,350

Total liabilities and shareholders' equity	50,609,575	45,369,231		17,428,390	13,819,393		(7,246,835)	(5,847,074)	60,791,130	53,341,550

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2018	Sep/2017	Sep/2018	Sep/2017	Sep/2018	Sep/2017	Sep/2018	Sep/2017
Continued operations
Net sales revenue	40,782,516	34,313,987	2,828,160	2,707,458	(447,491)	(389,239)	43,163,185	36,632,206
Cost of products sold	(32,377,859)	(25,974,862)	(1,652,699)	(1,569,686)	485,608	400,771	(33,544,950)	(27,143,777)

	8,404,657	8,339,125	1,175,461	1,137,772	38,117	11,532	9,618,235	9,488,429

Income (expenses)
Selling and distribution	(960,315)	(955,363)	(139,477)	(130,102)			(1,099,792)	(1,085,465)
General and administrative	(1,039,128)	(917,033)	(75,450)	(98,557)	(1,514)	21,073	(1,116,092)	(994,517)
Research and development	(138,751)	(110,984)					(138,751)	(110,984)
Results from equity investments	388,210	400,360			(388,624)	(371,035)	(414)	29,325
Other income (expenses), net	(229,907)	(163,133)	107,641	(12,318)			(122,266)	(175,451)

	6,424,766	6,592,972	1,068,175	896,795	(352,021)	(338,430)	7,140,920	7,151,337

Financial results
Financial expenses	(1,651,903)	(1,932,121)	(806,112)	(732,906)	227,229	200,538	(2,230,786)	(2,464,489)
Financial income	672,938	662,479	20,080	10,524	(227,229)	(200,538)	465,789	472,465
Exchange rate variations, net	(1,943,009)	(662,005)	131,100	646,478	16,955	4,438	(1,794,954)	(11,089)

	(2,921,974)	(1,931,647)	(654,932)	(75,904)	16,955	4,438	(3,559,951)	(2,003,113)

Profit before income tax
and social contribution	3,502,792	4,661,325	413,243	820,891	(335,066)	(333,992)	3,580,969	5,148,224

IR and CSL - current and deferred	(546,553)	(973,432)	51,364	(363,220)			(495,189)	(1,336,652)

Profit for the period of continued operations	2,956,239	3,687,893	464,607	457,671	(335,066)	(333,992)	3,085,780	3,811,572

Discontinued operations results
Profit from discontinued operations		13,499						13,499
IR and CSL - current and deferred		(4,623)						(4,623)
		8,876						8,876

Profit for the period	2,956,239	3,696,769	464,607	457,671	(335,066)	(333,992)	3,085,780	3,820,448

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	Sep/2018	Sep/2017	Sep/2018	Sep/2017	Sep/2018	Sep/2017	Sep/2018	Sep/2017

Profit before income tax and social contribution and for the result with discontinued operations	3,502,792	4,661,325	413,243	820,891	(335,066)	(333,992)	3,580,969	5,148,224

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	1,683,588	1,685,017	602,028	516,729	(36,603)	(32,605)	2,249,013	2,169,141
Results from equity investments	(388,210)	(400,360)			388,624	371,035	414	(29,325)
Interest and monetary and exchange variations, net	4,666,911	1,402,912	905,136	175,097	(16,955)	(4,438)	5,555,092	1,573,571
Gain from divestment in subsidiary		(276,816)						(276,816)
Leniency agreement
Provision for losses and write-offs of long-lived assets	51,623	115,616	2,638	362			54,261	115,978

	9,516,704	7,187,694	1,923,045	1,513,079			11,439,749	8,700,773

Changes in operating working capital
Time deposit investments
Trade accounts receivable	(1,185,926)	(863,777)	(163,835)	(262,238)	60,973	20,716	(1,288,788)	(1,105,299)
Inventories	(1,781,086)	(543,027)	(249,132)	49,269			(2,030,218)	(493,758)
Taxes recoverable	1,042,911	204,084	11,805	53,496			1,054,716	257,580
Prepaid expenses	15,769	(69,619)	6,919	(18,116)			22,688	(87,735)
Other receivables	(57,971)	50,913	(40,821)	(34,276)			(98,792)	16,637
Trade payables	1,909,131	(1,345,549)	96,447	(101,913)	(60,973)	(20,716)	1,944,605	(1,468,178)
Taxes payable	(682,565)	107,134	(229,609)	(116,061)			(912,174)	(8,927)
Advances from customers	(192,705)	5,801	28,128	(8,048)			(164,577)	(2,247)
Leniency agreement	(330,006)	(1,343,803)					(330,006)	(1,343,803)
Other payables	83,022	(170,831)	474,205	23,904			557,227	(146,927)

Cash from operations	8,337,278	3,219,020	1,857,152	1,099,096			10,194,430	4,318,116

Financial investments (includes Letras financeiras do tesouro - LFT´s and Letras Financeiras - LF´s)	341,931	(1,016,992)					341,931	(1,016,992)

Cash generated from operations and handling of financial investments	8,679,209	2,202,028	1,857,152	1,099,096			10,536,361	3,301,124

Interest paid	(1,059,172)	(1,118,725)	(431,985)	(373,984)			(1,491,157)	(1,492,709)
Income tax and social contribution paid	(802,616)	(675,338)	(274)	(1,370)			(802,890)	(676,708)

Net cash generated by operating activities	6,817,421	407,965	1,424,893	723,742			8,242,314	1,131,707

Proceeds from the sale of fixed and intangible assets	80,943	1,634					80,943	1,634
Proceeds from the sale of investments	81,000	450,000					81,000	450,000
Funds received in the investments' capital reduction	2,254	-					2,254
Acquisitions to property, plant and equipment and intangible assets	(1,781,145)	(1,439,019)	(24,105)	(76,241)			(1,805,250)	(1,515,260)
Other investiments	(2,167)	(12,463)					(2,167)	(12,463)

Net cash used in investing activities	(1,619,115)	(999,848)	(24,105)	(76,241)			(1,643,220)	(1,076,089)

Short-term and long-term debt
Obtained	3,192,632	2,469,210					3,192,632	2,469,210
Payments	(6,110,929)	(3,308,590)					(6,110,929)	(3,308,590)
Braskem Idesa borrowings
Obtained				187,959				187,959
Payments			(597,238)	(710,821)			(597,238)	(710,821)
Related parties
Obtained loans (payment of loans )	72,880	20,637	(72,880)	(20,637)
Dividends paid	(1,499,890)	(42)					(1,499,890)	(42)

Net provided (used) in financing activities	(4,345,307)	(818,785)	(670,118)	(543,499)			(5,015,425)	(1,362,284)

Exchange variation on cash of foreign subsidiaries	(317,976)	76,893	(149,645)	(19,656)			(467,621)	57,237

Increase (decrease) in cash and cash equivalents	535,023	(1,333,775)	581,025	84,346			1,116,048	(1,249,429)

Represented by
Cash and cash equivalents at the beginning for the period	3,480,407	6,500,265	294,686	201,599			3,775,093	6,701,864
Cash and cash equivalents at the end for the period	4,015,430	5,166,490	875,711	285,945			4,891,141	5,452,435

Increase (decrease) in cash and cash equivalents	535,023	(1,333,775)	581,025	84,346			1,116,048	(1,249,429)

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2017 annual financial statements, in Note 13.

	Consolidated
			Sep/2018			Dec/2017
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	613,917		613,917	500,646		500,646
Buildings and improvements	7,056,901	(1,994,200)	5,062,701	6,058,259	(1,487,762)	4,570,497
Machinery, equipment and installations	43,644,277	(21,811,308)	21,832,969	39,211,042	(18,627,943)	20,583,099
Projects and stoppage in progress	4,586,805		4,586,805	3,274,665		3,274,665
Other	1,791,818	(1,141,388)	650,430	1,755,092	(922,389)	832,703
Total	57,693,718	(24,946,896)	32,746,822	50,799,704	(21,038,094)	29,761,610

Capitalized charges in the nine-month period ended September 30, 2018 were R$125,213 (R$100,211 on September 30, 2017).

There were no significant events or circumstances in this period that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2017 annual financial statements of the Company, in Note 14.

	Consolidated
			Sep/2018	Dec/2017
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,848)	2,058,874	3,187,722	(1,128,848)	2,058,874
Trademarks and patents	449,099	(189,908)	259,191	349,316	(119,229)	230,087
Software and use rights	784,334	(561,380)	222,954	607,528	(415,388)	192,140
Contracts with customers and suppliers	392,181	(184,997)	207,184	772,253	(525,857)	246,396
Total	4,813,336	(2,065,133)	2,748,203	4,916,819	(2,189,322)	2,727,497

There were no significant events or circumstances in the period ended September 30, 2018 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2017, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

12.                   Borrowings

The information on borrowings was presented in the 2017 annual financial statements of the Company, in Note 15.

(a)               Borrowings

				Consolidated
	Annual financial charges (%)		Sep/2018	Dec/2017
Foreign currency
Bonds	US dollar exchange variation + interest between 3.50 and 7.38	(i)	22,585,513	20,082,588
Advances on exchange contracts	US dollar exchange variation + 3.76		352,417
Export prepayment	US dollar exchange variation + semiannual Libor + interest between 1.10 and 1.61		875,413	781,573
Export credit notes	US dollar exchange variation + 7.30	(ii)	-	679,895
Working capital	US dollar exchange variation + 3.15		60,274	883,181
Investments	Note 12(b)		580,817
Transactions costs			(302,343)	(285,657)
			24,152,091	22,141,580

Current liabilities			803,452	985,639
Non-current liabilities			23,348,639	21,155,941
Total			24,152,091	22,141,580

Local currency
Export credit notes	100.00 of CDI + 0.70		413,487
Export credit notes	105.00 and 108.00 of CDI	(ii)		508,146
BNDES	TJLP + interest between 0.00 and 2.62	(ii)		31,347
BNDES	SELIC + 2.32	(ii)		22,039
BNDES	Interest between 3.50 and 4.00	(iii)	60,406	132,020
BNB/FINEP/FUNDES/FINISA/FINAME	5.84	(iv)	265,727	486,227
FINAME	TJLP + interest between 1.90 and 6.00		612	2,293
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50		40,198	42,045
Other	19.14		486	655
Transactions costs			(39)	(4,931)
			780,877	1,219,841

Current liabilities			141,644	199,142
Non-current liabilities			639,233	1,020,699
Total			780,877	1,219,841

Foreign currency and local currency
Current liabilities			945,096	1,184,781
Non-current liabilities			23,987,872	22,176,640
Total			24,932,968	23,361,421

(i)       Part of the contracts settled in advance in the amount of R$825.720.

(ii)     Contracts with advance settlement.

(iii)    Part of the contracts settled in advance in the amount of R$32,887.

(iv)    Part of the contracts settled in advance in the amount of R$138.230.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

		Parent company
	Sep/2018	Dec/2017
Foreign currency
Current liabilities	393,625	189,600
Non-current liabilities	1,595,582	1,813,113
	1,989,207	2,002,713
Local currency
Current liabilities	136,222	192,704
Non-current liabilities	633,080	1,010,579
	769,302	1,203,283

Foreign currency and local currency
Current liabilities	529,847	382,304
Non-current liabilities	2,228,662	2,823,692
Total	2,758,509	3,205,996

(b)               Obtained for investments

The subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investment in the new PP plant located in Houston, Texas, United States. The funds will be tapped in accordance with the progress of the project’s construction and the total amount is expected to be disbursed by December 30, 2020. To date, US$144 million has been disbursed.

		Initial amount
		of the transaction			Consolidado
Issue date		(US$)	Maturity	Charges (% per year)	Sep/2018	Dec/2017
jul-2018	(i)	144.327	Dec-2022	Us dollar exchange variation + semianual Libor + 0.65	580,817
Total		144.327			580,817

(i)         US$130,650 released in July 2018 and US$13,677 released in September 2018.

(c)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

		Consolidated
	Sep/2018	Dec/2017

2019	57,119	1,245,895
2020	1,703,013	2,199,869
2021	3,992,277	3,655,465
2022	2,213,890	1,801,844
2023	2,275,273	1,709,587
2024	3,355,223	2,539,216
2025	121,323	45,994
2026	120,168	44,239
2027	88,876	17,586
2028	5,037,254	4,133,762
2029 and thereafter	5,023,456	4,783,183
Total	23,987,872	22,176,640

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(d)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Sep/2018	guaranteed	Guarantees

BNB	Dec-2022	96,975	96,975	Mortgage of plants, pledge of machinery and equipment
BNB	Aug-2024	33,979	33,979	Bank surety
BNDES	Dec-2021	60,406	60,406	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	Jun-2020	55,908	55,908	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	68,349	68,349	Bank surety
FINEP	Dec-2019	3,590	3,590	Bank surety, pledge of equipment and current account lockout (restricted fund)
FINAME	Feb-2022	1,788	1,788	Pledge of equipment
FINISA	Dec-2023	5,750	5,750	Bank surety
Other	Jul-2021	486	486	Pledge of equipment
Total		327,231	327,231

13.                   Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2017 annual financial statements in Note 16.

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	Sep/2018	Dec/2017

Project finance		(i)
Project finance I	700,000		Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,478,397	2,179,981
Project finance II	210,000		Feb-2027	Us dollar exchange variation + 6.17	700,468	621,140
Project finance III	600,000		Feb-2029	Us dollar exchange variation + 4.33	2,098,044	1,827,811
Project finance IV	660,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,348,359	2,032,093
Project finance V	400,000		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,403,276	1,221,997
Project finance VI	89,994		Feb-2029	Us dollar exchange variation + quarterly Libor + 2.73	314,380	273,887
Project finance VII	533,095		Feb-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,870,175	1,627,479
Transactions costs					(102,442)	(92,938)
Total	3,193,089				11,110,657	9,691,450

Non-current liabilities					11,110,657	9,691,450
Total					11,110,657	9,691,450

(i)    Financing without recourse or with recourse limited to shareholders.

In keeping with the Company’s Financial Policy, the investment in the construction of the Braskem Idesa plant is financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by the company itself and with the shareholders pledging limited guarantees. Accordingly, this financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

Project Finance borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the quarterly financial statements hereto the company was in un-remedied breach of some of its non-financial contractual obligations. As a result, the entire balance of non-current liabilities, in the amount of R$10,136,271 was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested or expressed the intention of requesting said prepayment of obligations. Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa continued to negotiate approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

	Sep/2018	Dec/2017

2019	231,717	748,071
2020	1,053,940	877,450
2021	1,203,589	1,002,270
2022	1,003,928	835,009
2023	1,327,253	1,105,295
2024	1,436,202	1,195,682
2025	1,432,284	1,195,096
2026	1,239,242	1,052,156
2027	603,975	474,438
2028	499,929	362,629
2027 and thereafter	104,212	59,637
Total	10,136,271	8,907,733

14.                   Debentures

The information related to debentures was presented in the 2017 annual financial statements of the Company, in Note 17. The debentures were issued by the subsidiaries Cetrel and DAC.

Issue date	Series	Maturity	Annual financial charges (%)	Sep/2018	Dec/2017
March-2013	Single	March-2025	IPCA + 6%	212,803	216,968
September-2013	Single	September-2025	126,5% of CDI	87,123	96,356
				299,926	313,324

Current liabilities				27,691	27,183
Non-current liabilities				272,235	286,141
Total				299,926	313,324

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(a)               Payment schedule

		Consolidated
	Sep/2018	Dec/2017

2019	6,728	26,629
2020	44,600	43,674
2021	50,473	49,326
2022	50,495	49,326
2023	50,520	49,326
2024	50,547	49,326
2025	18,872	18,534
Total	272,235	286,141

(b)               Guarantees

The Company entered into agreements for the fiduciary assignment of receivables, with the maintenance of restricted accounts, in accordance with the assignment agreements.

15.                   Changes in borrowings, debentures, and Braskem Idesa borrowings

								Consolidated
	Balance at				Interest, changes	Conversion of		Balance at
	December 31,		Payments		monetary and	debts of subsidiaries		September 30,
	2017	Obtained	Principal	Interest paid	foreign exchange, net	abroad	Transferences	2018

Borrowings
Current	1,184,781	2,259,605	(5,739,184)	(1,041,346)	1,159,043	23,694	3,098,503	945,096
Non-current	22,176,640	933,027	(354,398)		2,650,846	1,680,260	(3,098,503)	23,987,872
Total	23,361,421	3,192,632	(6,093,582)	(1,041,346)	3,809,889	1,703,954		24,932,968

Debentures
Current	27,183		(17,347)	(17,826)	15,192		20,489	27,691
Non-current	286,141				6,583		(20,489)	272,235
Total	313,324		(17,347)	(17,826)	21,775			299,926

Total borrowings and debentures
Current	1,211,964	2,259,605	(5,756,531)	(1,059,172)	1,174,235	23,694	3,118,992	972,787
Non-current	22,462,781	933,027	(354,398)		2,657,429	1,680,260	(3,118,992)	24,260,107
Total	23,674,745	3,192,632	(6,110,929)	(1,059,172)	3,831,664	1,703,954	-	25,232,894

Braskem Idesa financing
Current	9,691,450		(597,238)	(431,985)	(36,297)	2,484,727		11,110,657
Total	9,691,450		(597,238)	(431,985)	(36,297)	2,484,727		11,110,657

Total geral
Current	10,903,414	2,259,605	(6,353,769)	(1,491,157)	1,137,938	2,508,421	3,118,992	12,083,444
Non-current	22,462,781	933,027	(354,398)		2,657,429	1,680,260	(3,118,992)	24,260,107
Total	33,366,195	3,192,632	(6,708,167)	(1,491,157)	3,795,367	4,188,681		36,343,551

16.                   Financial instruments

The information related to financial instruments was presented in the 2017 financial statements of the Company, in Note 19.

As of January 1, 2018, as disclosed in Note 2.3 to the annual financial statements of the Company, its financial instruments were classified and measured in accordance with its Business Model (CPC 48/IFRS 9).

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

The adoption of new classifications of financial instruments in accordance with CPC 48/IFRS 9 did not produce a significant effect on the Company’s accounting policies, as shown in the following table:

16.1.             Non-derivative financial instruments and leniency agreement (Note 20.3) – consolidated

		Classification by category		Fair value	Book value		Fair value
	Note	CPC 38 / IAS 39	CPC 48 / IFRS 9	hierarchy	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Cash and cash equivalents	3
Cash and banks		Loans and receivables	Amortized cost		1,910,295	1,428,766	1,910,295	1,428,766
Financial investments in Brazil		Loans and receivables	Fair value through profit or loss	Level 2	1,714,166	1,706,784	1,714,166	1,706,784
Financial investments abroad		Held-for-trading	Fair value through profit or loss	Level 2	1,266,680	639,543	1,266,680	639,543
					4,891,141	3,775,093	4,891,141	3,775,093

Financial investments	4
LFT's and LF's		Held-for-trading	Fair value through profit or loss	Level 2	1,972,099	1,816,889	1,972,099	1,816,889
Time deposit investments		Loans and receivables	Amortized cost	Level 2	50,679	440,616	50,679	440,616
Time deposit investments		Held-for-trading	Fair value through profit or loss	Level 2		15,764		15,764
Other		Held-for-trading	Fair value through profit or loss	Level 2	68,149	39,739	68,149	39,739
					2,090,927	2,313,008	2,090,927	2,313,008

Trade accounts receivable	5	Loans and receivables	Amortized cost		4,207,953	3,244,851	4,207,953	3,244,851
Trade accounts receivable	5	Loans and receivables	Fair value through other comprehensive income	Level 2	317,551	73,841	317,551	73,240

Trade payables		Financial liabilities not measured at fair value	Amortized cost		9,628,314	5,525,407	9,628,314	5,525,407

Borrowings	12	Financial liabilities not measured at fair value	Amortized cost
Foreign currency - Bond				Level 1	22,585,513	20,082,588	23,074,302	21,230,567
Foreign currency - other borrowings				Level 2	1,868,921	2,344,649	1,667,329	2,228,608
Local currency				Level 2	780,916	1,224,772	634,411	1,039,873
					25,235,350	23,652,009	25,376,042	24,499,048

Braskem Idesa borrowings	13	Financial liabilities not measured at fair value	Amortized cost	Level 2	11,213,099	9,784,388	9,673,069	8,675,711

Debentures	14	Financial liabilities not measured at fair value	Amortized cost	Level 2	299,926	313,324	247,255	214,815

Loan ton non-controlling shareholder of Braskem Idesa		Financial liabilities not measured at fair value	Amortized cost		2,231,401	1,756,600	2,231,401	1,756,600

Leniency agreement	20.3	Financial liabilities not measured at fair value	Amortized cost		1,426,671	1,629,114	1,426,671	1,629,114

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

16.2.             Derivative financial instruments

16.2.1    Changes

						Net			Net
			Operation characteristics			(Asset)/			(Asset)/
		Fair value	Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note	hierarchy		Derivatives	OCI (equity)	Dec/2017	fair value	settlement	Sep/2018

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar			(1,279)		(1,279)
							(1,279)		(1,279)

Hedge accounting transactions
Dollar put option	16.2.1 (a.i)	Level 2	Real	Dollar	(190,817)	(3,793)	194,804	(5,850)	185,161
Exchange swap	16.2.1 (a.ii)	Level 2	IPCA	Dollar + Interests	(229,630)		229,630		229,630
Interest rate swaps		Level 2	Libor	Fixed rates	(160,017)	(25,791)	(99,006)	(3,074)	(127,871)
					(580,464)	(29,584)	325,428	(8,924)	286,920

Derivatives operations
Current assets						(3,793)			(21,885)
Non-current assets						(32,666)			(107,265)
Current liabilities						6,875			158,158
Non-current liabilities									256,633
						(29,584)			285,641

(a)       Operations designated for hedge accounting

(a.i)     U.S. dollar Call and Put Options

On September 30, 2018, Braskem held a total notional amount of put options of US$2.2 billion, with an average strike price of 3.22 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.6 billion, with an average strike price of R$/USD4.58. The operations have a maximum term of 23 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

According to CPC 48/IFRS 9, the accounting standard in force as from January 1, 2018, the amount of the mark-to-market (“MtM”) adjustment, as well as the amount of the premium of the operation, is recognized as “Other comprehensive income” (“OCI”) under shareholders' equity. The market value of the options is composed of the notional value of the operations multiplied by the sum of the intrinsic value, which refers to the amount by which the option exceeded the exercise price at the time of evaluation, and the extrinsic value, which corresponds to the time value of the derivative until its maturity.

 (a.ii)   Swap IPCA

To maintain its strategy of managing risks related to currencies and interest rates, the Company opted to swap to fixed rates in U.S. dollar the portions not yet due under the Leniency Agreement entered into with the Federal Prosecution Office (MPF) (Note 20.3(a)), which originally were denominated in Brazilian real and pegged to the IPCA inflation index. For such, derivative instruments were contracted in the amount of R$1.3 billion, divided into five annual installments due on January 30 of each year as from 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are currency derivatives and the hedged objects are the liabilities under said agreement. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the maturity of each installment.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

16.3.             Non-derivative liabilities designated for export hedge accounting

(a.i)        Future exports in U.S. dollars

On September 30, 2018, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

There were no changes in financial instruments designated for this hedge in the period ended September 30, 2018:

On September 30, 2018, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,371
2024	688,854
2028	1,250,000
5,550,205

The Management of the Company prepaid, in fiscal year 2017, dollar-denominated obligations, which included liabilities designated for this hedge. As a result of the decision, the amount not realized of US$196,973, was discontinued prospectively. Exchange variation on the discontinued amount, of R$257,306, which is recorded under Shareholders' Equity as OCI will be taken to net financial income (expenses) as of October 2018, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - related to the fourth quarter 2018	196,973	2.0017	3.3080	257,306
	196,973			257,306

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge for the nine-month period ended September 30, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

First quarter	189,325	2.0017	3.3082	247,353
Second quarter	208,405	2.0017	3.2769	265,759
Third quarter	193,190	2.0017	3.3080	252,364
	590,920			765,476

The changes in foreign exchange variation and Income Tax and Social Contribution under OCI of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2017	(6,814,142)	2,316,808	(4,497,334)

Exchange variation recorded in the period on OCI / IR and CSL	(3,862,388)	1,313,212	(2,549,176)

Exchange variation transferred to profit or loss / IR and CSL	765,476	(260,262)	505,214

At September 30, 2018	(9,911,054)	3,369,758	(6,541,296)

(a.ii)       Liabilities related to the Project Finance of future sales in U.S. dollar

On September 30, 2018, sales designated and not yet realized are as follows:

Nominal value
US$

2018	56,382
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
2,776,654

The following table shows the changes in financial instruments designated for these hedge operations in the period:

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

				US$
		Realization	Realization of
	Dec/2017	in the period	discontinued hedge	Sep/2018

Designated balance	2,930,246	(165,408)	298	2,765,136

On September 30, 2018, the maturities of financial liabilities designated were distributed as follows:

Nominal value
US$

2018	56,280
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
2,765,136

The following table provides the balance of exchange variation of the discontinued amount, net of realization already occurred, in the period ended September 30, 2018 (US$11,518), which is recorded in Braskem Idesa’s shareholders’ equity under OCI and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	11,518	13.4541	17.9915	52,262	11,184
				52,262	11,184

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the nine-month period ended September 30, 2018:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

First quarter	53,889	13.6537	18.6631	269,952	46,934
Second quarter	55,136	13.6537	19.4484	319,497	59,371
Third quarter	56,383	13.6537	18.8320	291,966	60,810
	165,408			881,415	167,115

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under OCI are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2017	(3,545,639)	1,064,426	(2,481,213)

Exchange variation recorded in the period on OCI / IR	485,132	(145,539)	339,593

Exchange variation transferred to profit or loss / IR	167,115	(50,135)	116,980

At September 30, 2018	(2,893,392)	868,752	(2,024,640)

16.4.             Credit quality of financial assets

(a)                    Trade accounts receivable

On September 30, 2018, the credit ratings for the domestic market were as follows:

				(%)
			Sep/2018	Dec/2017
1	Minimum risk		31.28	18.84
2	Low risk		43.01	50.84
3	Moderate risk		13.60	13.33
4	High risk		9.87	13.40
5	Very high risk	(i)	2.25	3.59

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

	Last 12 months
	Domestic	Export
	Market	Market
September 30, 2018	0.11%	0.19%
December 31, 2017	0.08%	0.19%
September 30, 2017	0.07%	0.09%

The methodology for calculating PDA and its result is shown in Note 5.

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents and financial investments, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

		Sep/2018	Dec/2016
Financial assets with risk assessment
AAA		4,102,614	3,569,392
AA+		465,088	27,094
AA		42,705	8,047
AA-		13,138	209,389
A+		1,191,963	1,465,107
A		50,679	349,823
A-		415,026
BBB+		694,272	453,367
		6,975,485	6,082,219
Financial assets without risk assessment
Other financial assets with no risk assessment	(i)	6,583	5,882
		6,583	5,882

Total		6,982,068	6,088,101

(i)         Investments approved by the Management of the Company, as permitted by the financial policy.

16.5.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On September 30, 2018, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Brazilian real/Euro exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate;

•      IPCA interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from September 30, 2018, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$60,956 for put and call options (Note 16.2.1(a.i)) and US$10,500 for the swap of Libor related to Braskem Idesa’s project.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)                    Selection of scenarios

(c.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of September 28, 2018. According to the Market Readout, at the end of 2018, the U.S. dollar will depreciate by approximately 2.84% against the Brazilian real, compared to the closing PTAX rate at September 28, 2018, while the Selic rate will be 6.50% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is for maintenance of the current rate of 6.56%. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered an increase by 5%. For adverse scenarios, it considered 25% and 50% increases on current market levels.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c.2)           Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	635,702	(5,586,668)	(11,173,336)
Working capital / other	14,526	(127,654)	(255,308)
Braskem Idesa borrowings	316,068	(2,777,664)	(5,555,328)
Export prepayments	10,377	(91,199)	(182,398)
Advances on exchange contracts	10,025	(88,104)	(176,208)
International Government Agents	16,523	(145,204)	(290,408)
Dollar put option	54,178	(857,469)	(2,178,318)
Swap IPCA x dollar	41,619	(365,756)	(731,511)
Financial investments abroad	86,543	(760,554)	(1,521,108)

Brazilian real/Euro exchange rate
Working capital / other	621	(15,069)	(30,137)

Libor floating interest rate
Working capital / other	(5,321)	(26,603)	(53,206)
Export prepayments	(2,064)	(10,320)	(20,640)
Swaps	17,413	85,584	167,582
Braskem Idesa borrowings	(99,534)	(497,670)	(995,340)

CDI interest rate
Export credit notes	18,639	(23,757)	(63,246)
Debentures	15,514	(272)	(11,389)
Financial investments		62,500	125,037

IPCA interest rate
Debentures	5,766	(29,403)	(60,552)

TJLP interest rate
Other government agents		(17)	(35)

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

17.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2017 annual financial statements, in Note 20.

		Consolidated		Parent company
	Sep/2018	Dec/2017	Sep/2018	Dec/2017
Brazil
IPI	91,131	60,917	91,127	60,134
IR and CSL	65,563	405,567	14,806	400,544
ICMS	336,801	257,720	331,762	254,935
PIS and COFINS	149,049	82,140	147,204	80,591
PERT installment	28,124	29,002	26,824	29,002
Other

Other countries	318,283	434,563
IR	10,220	20,173
Value-added tax	22,570	23,924
Total	1,021,741	1,314,006	611,723	825,206

Current liabilities	943,146	1,261,204	534,212	774,391
Non-current liabilities	78,595	52,802	77,511	50,815
Total	1,021,741	1,314,006	611,723	825,206

18.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2017 annual financial statements, in Note 21.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Sep/2018	Sep/2017	Sep/2018	Sep/2017

Income before IR and CSL	3,580,969	5,148,224	3,032,264	4,265,569

IR and CSL at the rate of 34%	(1,217,529)	(1,750,396)	(1,030,970)	(1,450,293)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	359	2,201	900,543	683,824
Tax loss and negative basis - installment rectification		39,092
Tax benefits (Sudene and PAT)		58,394		58,285
IR and CSL - from previous years	3,177	105,961	3,177	105,992
Difference of rate applicable to each country	446,482	203,169
Other permanent adjustments	272,322	4,927	40,100	24,517

IR and CSL on results of operations	(495,189)	(1,336,652)	(87,150)	(577,675)

Breakdown of IR and CSL:

Current IR and CSL	(437,700)	(607,441)	2,400	(193,858)
Deferred IR and CSL	(57,489)	(729,211)	(89,550)	(383,817)
Total	(495,189)	(1,336,652)	(87,150)	(577,675)

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

(b.i)     According to tax collection records

	Consolidated		Parent company
Assets	Sep/2018	Dec/2017	Sep/2018	Dec/2017

Tax losses (IR) and negative base (CSL)	2,394,756	1,878,809	361,789	58,421
Goodwill amortized	44,295	59,335	3,643	3,916
Exchange variations	442,771	388,293	1,347,685	388,293
Temporary adjustments	846,498	220,954	801,955	922,422
Business combination	168,458	183,785	156,938	183,785
	3,896,778	2,731,176	2,672,010	1,556,837

Liabilities

Amortization of goodwill based on future profitability	717,492	712,873	715,568	712,873
Tax depreciation	997,646	960,202	997,646	960,202
Temporary adjustments	301,841	231,822	8,187	8,187
Business combination	7,294	9,664	1,302	1,302
Additional indexation PP&E	67,841	67,072	67,841	67,072
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	488,898	519,623	488,898	519,623
Other	2,979	4,273	3,515	3,516
	2,583,991	2,505,529	2,282,957	2,272,775

(b.ii)    Offset for the purpose of presentation in the balance sheet (consolidated)

	Sep/2018
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance

Assets
Braskem S.A	Brazil	2,672,010	(2,282,957)	389,053
Braskem Argentina	Argentina	16,343	-	16,343
Braskem Alemanha	Germany	16,641	-	16,641
Braskem Chile	Chile	398	(266)	132
Braskem Idesa	Mexico	1,076,175	-	1,076,175
Braskem México Serviços	Mexico	11,160	-	11,160
DAC	Brazil	27,466	(6,846)	20,620
Cetrel	Brazil	76,585	(1,070)	75,515
		3,896,778	(2,291,139)	1,605,639
Liabilities
Braskem S.A	Brazil	2,282,957	(2,282,957)	-
Braskem America	USA	292,852	-	292,852
Braskem Chile	Chile	266	(266)	-
DAC	Brazil	6,846	(6,846)	-
Cetrel	Brazil	1,070	(1,070)	-
		2,583,991	(2,291,139)	292,852

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

	Dec/2017
	Headquarters		IR and CSL
	(Country)	Tax calculation	Compensation	Balance
Assets
Braskem S.A	Brazil	1,556,837	(1,556,837)
Braskem Argentina	Argentina	3,398		3,398
Braskem Alemanha	Germany	19,353		19,353
Braskem Chile	Chile	251	(251)
Braskem Idesa	Mexico	1,036,257		1,036,257
Braskem México Serviços	Mexico	1,334		1,334
Braskem Petroquímica	Brazil	29,268	(7,454)	21,814
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	84,478	(908)	83,570
		2,731,176	(1,565,450)	1,165,726

Liabilities
Braskem S.A	Brazil	2,272,775	(1,556,837)	715,938
Braskem America	USA	223,635		223,635
Braskem Chile	Chile	757	(251)	506
Braskem Petroquímica	Brazil	7,454	(7,454)
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	908	(908)
		2,505,529	(1,565,450)	940,079

(c)               Realization of deferred income tax and social contribution

In the nine-month period ended September 30, 2018, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

19.                   Sundry provisions

The information on sundry provisions was presented in the 2017 annual financial statements of the Company, in Note 22.

	Consolidated		Parent company
	Sep/2018	Dec/2017	Sep/2018	Dec/2017
Provision for customers rebates	70,444	87,913	26,562	34,367
Provision for recovery of environmental damages	255,094	300,249	255,094	300,249
Other	29,202	25,510	2,964	3,832
Total	354,740	413,672	284,620	338,448

Current liabilities	116,052	178,676	72,170	125,130
Non-current liabilities	238,688	234,996	212,450	213,318
Total	354,740	413,672	284,620	338,448

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

20.                   Contingencies

20.1.             Claims with probable and possible loss and arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2017 annual financial statements, in Note 23.1.

	Consolidated		Parent company
	Sep/2018	Dec/2017	Sep/2018	Dec/2017
Labor claims	215,473	255,938	207,625	247,821

Tax claims
Normal operations
IR and CSL	19,424	17,313	19,424	17,313
PIS and COFINS	156,160	155,681	155,510	155,681
ICMS	71,444	76,342	71,444	76,342
Other tax claims	16,282	8,985	14,228	8,985
	263,310	258,321	260,606	258,321

Business Combination
IR and CSL	1,500	50,051	1,500	50,051
PIS and COFINS	58,841	56,135	58,841	56,135
ICMS - interstate purchases	276,366	263,538	276,366	263,538
	336,707	369,724	336,707	369,724

Corporate claims	108,472	135,779	108,472	135,779

Civil claims and other	64,030	72,883	64,030	72,883

	987,992	1,092,645	977,440	1,084,528

 (i)   Write-off of the provision for income tax and social contribution tax, with a possible loss arising from the business combination due to a court ruling made final and unappealable, with the cancelation of the tax liability recorded.

20.2.             Claims with possible losses

The amount under claims and a description of the main claims with possible losses are presented in the financial statements for fiscal year 2017, in Note 23.2.

(a)               Civil

(i)                 Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor’s Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants in the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the amount of R$106.5 million.

Based on the opinion of the external legal counsel handling the case, the Management believes that the lawsuit possibly will be dismissed within a period of eight years.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

No judicial deposit or other form of security was accrued for the case.

(ii)               Social security contributions – hazardous agents

In August 2017, the Company received a tax-deficiency notice from Brazil’s Federal Revenue Service claiming the payment of a premium for Labor Accident Risk (“RAT”) to fund the special retirement plan due to the alleged exposure of its workers to hazardous agents in the period from January 2013 to December 2015.

On September 19, 2018, the Company was notified of the decision rendered by the lower administrative court that, accepting the arguments presented in the Objection, rendered the assessment null due to irremediable defect of form. The Company will file a Voluntary Appeal to the Administrative Council of Tax Appeals (CARF) seeking nullity by defect of substance. The total amount under the deficiency notice, on September 30, 2018, is R$341.8 million.

The Company’s external legal advisors estimate the administrative proceeding concluded in 2020 and, in the third quarter of 2018, changed the chances of success in the proceeding from possible to probable.

No judicial deposit or other form of security was accrued for the case.

(b)               Tax claims

(i)                 ICMS – Use and consumption credit

In January 2018, the Company was served a notice by the State of Rio Grande do Sul, charging, at the administrative level, ICMS tax and a fine of 120% for using ICMS credits in the acquisition of goods (“pallets”), which were considered by the Tax Authority as for use and consumption in the period from January 2013 to November 2017. The tax authority understands that the pallets could not be characterized as inputs and, therefore, do not generate any ICMS credit. On September 30, 2018, the updated amount of these deficiency notices amounted to R$81.3 million.

The Company’s external legal advisors argue statute of limitations/peremption for part of the period covered by the deficiency notice. In addition, for the entire period of the deficiency notice, they demonstrate that the goods are not among those intended for establishment’s use and consumption and consequently considered an input. The legal advisors consider the chances of success as possible and estimate that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for this proceeding, since it is still being disputed at the administrative level.

(ii)               ICMS tax – Transfer of dichloroethane

In July 2018, the Company was served a notice by the State of Alagoas claiming that it allegedly used an ICMS tax base lower than that envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions.

The Company’s legal advisors consider the chances of success with regard to the matter as possible in the amount of R$170.7 million and estimate that the administrative proceeding should be concluded by 2020.

No judicial deposit or other form of security was accrued for this proceeding, as it is currently still in its administrative stage.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

20.3.             Global settlement with authorities

Complete information on the global settlement with authorities was presented in Note 23.3 to the Company’s annual financial statements for 2017.

(a)       Global Settlement with authorities

The Leniency Agreement (“Agreement”) entered into in December 2016 with the Federal Prosecution Office (“MPF”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion) was officially ratified as follows:

1.      In Brazil, the Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not require ratification to produce effect.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$1.6 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, corresponding to the first of the six annual installments owed up to 2023, paid on January 30, 2018; and

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, corresponding to the first of four annual installments owed up to 2021, paid on June 28, 2018.

The outstanding amount, of approximately R$1.5 billion, will be paid as follows:

1.    CHF48,195 to the Swiss Office of the Attorney General, corresponding to three outstanding annual installments of CHF16.065 due on September 30 of each year as from 2019;

2.    R$1.3 billion to the MPF, corresponding to five outstanding annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2019. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

(b)       Reimbursement for damages and other considerations

A significant portion of the total of R$2.2 billion of the Agreement entered into with MPF will be allocated to paying redress to third parties for damages incurred due to the facts that are the subject-matter of the Agreement.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

Under the Agreement, the MPF undertook to coordinate actions with other authorities or government agencies, as well as state-owned companies and mixed-economy companies with which Braskem comes to negotiate for entering into agreements based on the facts object of the collaboration, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement. Accordingly, as communicated to the market on July 10, 2018, the Company is holding talks with the Ministry of Transparency, Supervision and Controller General (CGU) and with the Office of the General Counsel of the Federal Government (AGU).

The Agreement does not prevent any third party with legitimate interest on the facts from filing proceedings to claim remedy for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully remedy any third parties affected by the wrongdoings, which means that the Company may be required to indemnify or be subject to the payment of financial penalties other than those provided for in the Global Settlement.

In addition, other authorities with jurisdiction over the Company may seek to impose additional monetary sanctions or fines or commence new investigations against Braskem. Finally, as a result of the Global Settlement, the Company may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices.

It is not possible to predict the impacts on Braskem of others investigations or any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(c)        Control deficiencies and Compliance Program

After the investigation conducted in 2016 and confirmation of wrongdoings, the Company identified material control deficiencies.

In the same year, it began developing a comprehensive Compliance Program at Braskem with the goal of mitigating the risks of lawsuits and promoting significant improvements in Braskem’s overall control environment. The Program also contains initiatives that have been implemented throughout 2017.

As of the period ended September 30, 2018, a series of Compliance initiatives are being implemented and/or improved by the Company, including:

(i)                   Increase in the number of Team Members in the Compliance Department;

(ii)                 Designation and engagement of independent monitors jointly with the DoJ and MPF, and beginning of analysis of the Company’s processes and documents by said monitors;

(iii)                Approval or review of the relevant guideline documents: Global Anti-corruption Policy; Global Policy of the Compliance System; Code of Conduct; Code of Conduct for Contractors; Global Risk Management Policy; Internal Controls Directive, Internal Audit Directive; Corporate Credit Card Directive; Conflicts of Interest Directive; Procedure for Payment of Commissions to Agents; and Ethics Line Investigation Protocols;

(iv)                Approving the Directive and Procedure for Relations with Government Officials, which regulates interactions with politicians and executives at state-owned companies;

(v)                 Approving the Procedure for the Ethics Line, considering the formal process for handling reports of violations and investigation protocols; Continuing the training program with a focus on the Compliance System, applicable legislation and raising Team Member awareness;

(vi)                Setting a corporate target related to Compliance for all Leaders at the Company;

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(vii)              Formally and effectively participating in working groups: UN Anticorruption and ETHOS Integrity;

(viii)             Improving the supplier registration and approval process by implementing a third-party risk and integrity assessment;

(ix)                Developing the Communication Plan for disseminating the Company’s commitment to conducting its Business Ethically with Integrity and Transparency;

(x)                 Outsourcing of the Whistleblowing Channel and improving the tool for receiving reports of violations;

(xi)                Mapping of risks and controls and beginning of assessment of the effectiveness of controls for the most relevant corporate processes in Brazil, United States, Mexico, Netherlands and Germany;

(xii)              Incorporating anti-corruption clauses in agreements with third parties;

(xiii)             Implementing improvements to internal controls with a view to remediating deficiencies identified in internal processes (especially material deficiencies) and preventing future vulnerabilities;

(xiv)             Defining the corporate methodology for Risk Management to be adopted in Brazil, United States, Mexico, Netherlands and Germany;

(xv)              Conducting Internal Audit works to address weaknesses and recommendations for improvements to areas involved in the processes assessed.

(d)       Class actions

On July 1, 2015, a putative class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and certain of its then-current and former officers and directors. In the current lawsuit, titled In re Braskem Securities Litigation, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company’s stock in violation of U.S. securities laws.

After the decision on the motion to dismiss filed by the Company, partially granting its arguments, the Company and the Lead Plaintiff executed a proposal of resolution agreement (“Proposed Agreement”), which was ratified by the applicable Court, which issued a final decision ending all claims from all members of the class of Investors (as defined below).

Under the terms of the Proposed Settlement, Braskem paid US$10 million (approximately R$31,680) to resolve all claims arising out of or relating to the subject matter of the class action of a settlement class consisting of all persons who purchased or otherwise acquired a legal or beneficial ownership interest in Braskem American Depositary Receipts (“ADRs”) between July 15, 2010 and March 11, 2015 inclusive. The amount under the agreement was deposited by Braskem in the court-ordered Escrow Account on October 2, 2017.

On February 21, 2018, a hearing was held in which a decision was handed down for the final approval of the agreement regarding the entire class of investors and the dismissal of the case. Said decision became final and unappealable. The individual distribution of the amount of the agreement is the responsibility of the manager of the Escrow Account, as determined by the Court and in accordance with the ratified allocation plan.

The Proposed Settlement was signed solely to avoid the risk, uncertainty, and expense of further litigation and does represent the admission of any wrongdoing or liability by Braskem.

The Company may be named as a defendant in other legal actions. The Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in this securities class action and any other related actions that may arise in the future.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

21.                   Benefits to Team Members

(a)                    ILP Plan

On March 21, 2018, the Extraordinary Shareholders' Meeting approved the ILP Plan, which aims to align the interests of its participants with those of the Company’s shareholders and to encourage participants’ retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

On March 28, 2018, the Board of Directors approved the “ILP Plan 2018,” in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2018, after the vesting period and subject to compliance with all necessary requirements, is 685,195 shares. The program’s grant date is April 6, 2018. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

The fair value of the Company’s matching contribution is the market price of the equity instruments quoted on the grant date. For eligible persons of the Parent company, the fair value is based on the quoted price of the class “A” preferred shares (R$46.62). For eligible persons of subsidiaries abroad, the fair value is based on the quoted price of the American Depository Receipts - ADR (US$27.56).

The fair value, net of taxes, calculated on equity at September 30, 2018, is R$4,320.

22.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2017 annual financial statements, in Note 25.

In the period ended September 30, 2018, 78,100 class “B” preferred shares were converted into 39,050 class “A” preferred shares.

(a)               Capital

									Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			54,820,884	15.89			54,820,884	6.88
Other		12,907,077	2.86	134,049,793	38.85	500,230	100.00	147,457,100	18.50
Total		451,668,652	100.00	343,814,914	99.65	500,230	100.00	795,983,796	99.85
Treasury shares								1,234,758	0.15
Total		451,668,652	100.00	345,049,672	100.01	500,230	100.00	797,218,554	100.00

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);

(b)               Dividends

On April 30, 2018, the Annual Shareholders Meeting approved additional dividends on the net income for fiscal year 2017 in the amount of R$1,500,000, which started to be paid on May 10, 2018, of which R$851,729 was paid to the holders of common shares and R$648,271 was paid to the holders of class “A" preferred shares.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(c)               Other comprehensive income – shareholders´ equity

											Consolidated
	Attributed to shareholders' interest
	Ajustes de avaliação patrimonial			Other comprehensive income

	Goodwill in	Deemed cost	Fair value				Defined	Foreign
	acquisition of	and additional	adjustments of	Gain (loss)	Foreign		benefit	currency	Total
	subsidiary under	indexation of	trade accounts	on interest	sales	Fair value	plans actuarial	translation	Braskem	Non-controlling
	common control	PP&E	receivable	in subsidiary	hedge	of hedge	Gain (loss)	adjustment	shareholders'	interest in
	(i)	(ii)	(iii)	(i)	(iv)	(iv)	(v)	(vi)	interest	Braskem Idesa	Total

On December 31, 2016	-	206,703	-	(9,404)	(7,105,377)	(539,518)	(43,351)	1,169,088	(6,321,859)	(548,601)	(6,870,460)

Additional indexation
Realization	-	(30,557)	-	-	-	-	-	-	(30,557)	-	(30,557)
Income tax and social contribution	-	10,390	-	-	-	-	-	-	10,390	-	10,390
									-		-
Deemed cost of jointly-controlled investment									-		-
Realization	-	(1,095)	-	-	-	-	-	-	(1,095)	-	(1,095)
Income tax and social contribution	-	372	-	-	-	-	-	-	372	-	372
									-		-
Foreign sales hedge									-		-
Exchange rate	-	-	-	-	1,392,434	-	-	-	1,392,434	312,044	1,704,478
Transfer to result	-	-	-	-	858,945	-	-	-	858,945	28,207	887,152
Income tax and social contribution	-	-	-	-	(724,638)	-	-	-	(724,638)	(102,075)	(826,713)
									-		-
Fair value of Cash flow hedge									-		-
Change in fair value	-	-	-	-	-	62,796	-	-	62,796	480	63,276
Transfer to result	-	-	-	-	-	55,687	-	-	55,687	12,584	68,271
Income tax and social contribution	-	-	-	-	-	(38,717)	-	-	(38,717)	(3,920)	(42,637)
									-		-
Fair value of cash flow hedge from jointly-controlled	-	-	-	-	-	915	-	-	915	-	915
									-		-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(312,806)	(312,806)	(81,136)	(393,942)

On September 30, 2017	-	185,813	-	(9,404)	(5,578,636)	(458,837)	(43,351)	856,282	(5,048,133)	(382,417)	(5,430,550)

On December 31, 2017	(488,388)	178,893	-	(9,404)	(6,358,242)	(145,267)	(52,005)	1,220,533	(5,653,880)	(477,975)	(6,131,855)

Additional indexation									-		-
Realization	-	(30,360)	-	-	-	-	-	-	(30,360)	-	(30,360)
Income tax and social contribution	-	10,323	-	-	-	-	-	-	10,323	-	10,323
									-		-
Deemed cost of jointly-controlled investment									-		-
Realization	-	(1,094)	-	-	-	-	-	-	(1,094)	-	(1,094)
Income tax and social contribution	-	372	-	-	-	-	-	-	372	-	372
									-		-
Fair value adjustments									-		-
Accounts receivable	-	-	(1,039)	-	-	-	-	-	(1,039)	-	(1,039)
									-		-
Foreign sales hedge									-		-
Exchange rate	-	-	-	-	(3,498,539)	-	-	-	(3,498,539)	121,283	(3,377,256)
Transfer to result	-	-	-	-	890,812	-	-	-	890,812	41,779	932,591
Income tax and social contribution	-	-	-	-	906,195	-	-	-	906,195	(48,919)	857,276
									-		-
Fair value of Cash flow hedge									-		-
Change in fair value	-	-	-	-	-	(355,332)	-	-	(355,332)	19,822	(335,510)
Transfer to result	-	-	-	-	-	25,995	-	-	25,995	10,549	36,544
Income tax and social contribution	-	-	-	-	-	115,619	-	-	115,619	(9,111)	106,508
									-		-
Fair value of cash flow hedge from jointly-controlled	-	-	-	-	-	(1,640)	-	-	(1,640)	-	(1,640)
									-		-
Actuarial gains from benefits post-employment, net of taxes	-	-	-	-	-	-	111	-	111	-	111
									-		-
Plano LTI fair value									-		-
Change in fair value	-	-	5,590	-	-	-	-	-	5,590	91	5,681
Income tax and social contribution	-	-	(1,361)	-	-	-	-	-	(1,361)	-	(1,361)
									-		-
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,123,392	1,123,392	(208,756)	914,636

On September 30, 2018	(488,388)	158,134	3,190	(9,404)	(8,059,774)	(360,625)	(51,894)	2,343,925	(6,464,836)	(551,237)	(7,016,073)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation.
For the LTI Plan, Transfer to retained earnings according to the grace period of the plan.
(iv)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v)	Transfer to the income statement when write-off of subsidiary abroad.
(vi)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

23.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Sep/2018	Sep/2017

Profit for the period attributed to Company's shareholders
of continued operations	2,945,114	3,687,894

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,450	208,416
Preferred shares class "B"	303	351
	208,753	208,767

Distribution of 6% ??of unit value of common shares	273,840	273,827

Distribution of plus income, by class:
Common shares	1,398,213	1,820,031
Preferred shares class "A"	1,064,308	1,385,270
	2,462,521	3,205,301

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,672,053	2,093,858
Preferred shares class "A"	1,272,758	1,593,686
Preferred shares class "B"	303	351
	2,945,114	3,687,895

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,806,604	343,775,864
Preferred shares class "B"	516,849	578,330
	795,992,105	796,022,846

Profit per share (in R$)
Common shares	3.7019	4.6358
Preferred shares class "A"	3.7020	4.6358
Preferred shares class "B"	0.5862	0.6069

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

(a)           Share weighting

				Sep/2018
			Preferred shares
	Class "A"		Class "B"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Amount at beginning of the period	343,775,864	343,775,864	578,330	578,330

Conversion of preferred shares class "B" to "A"	39,050	30,740	(78,100)	(61,481)

Amount at the end of the period	343,814,914	343,806,604	500,230	516,849

24.                   Net sales revenues

		Consolidated		Parent company
	Sep/2018	Sep/2017	Sep/2018	Sep/2017
Sales revenue
Domestic market
Revenue	31,409,592	25,724,368	31,281,916	26,943,600
Rebates	(25,833)	(9,115)	(25,832)	(8,480)
	31,383,759	25,715,253	31,256,084	26,935,120
Foreign market
Revenue	19,844,012	17,498,562	7,459,859	6,916,643
Rebates	(44,452)	(43,137)	(1,941)	(176)
	19,799,560	17,455,425	7,457,918	6,916,467
	51,183,319	43,170,678	38,714,002	33,851,587

Sales and services deductions
Taxes
Domestic market	(7,758,434)	(6,344,014)	(7,739,700)	(6,513,176)
Foreign market	(29,713)	(24,754)		-
Sales returns
Domestic market	(117,722)	(95,832)	(117,722)	(95,504)
Foreign market	(114,265)	(73,872)	(111,084)	(4,027)
	(8,020,134)	(6,538,472)	(7,968,506)	(6,612,707)
Net sales and services revenue	43,163,185	36,632,206	30,745,496	27,238,880

As described in Note 2.2.1, with the adoption of CPC 47/IFRS 15 as from January 1, 2018, the Company started to present its variable considerations related to bonuses offered to customers by deducting them directly from gross sales revenue.

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

25.                   Other net income (expenses)

			Consolidated
		Sep/2018	Sep/2017

Participation of members in profits and results		(287,712)	(286,535)
Expenses from fixed assets		(26,745)	(144,041)
Provision of legal and labor lawsuits		(9,388)	(60,976)
Fine on supply contract of raw material	(i)	161,570
Capital gain - sale of Quantiq			276,817
Other		40,009	39,284
		(122,266)	(175,451)

(i)    Contractual penalty for failing to supply feedstock to the subsidiary Braskem Idesa.

26.                   Financial results

	Consolidated		Parent company
	Sep/2018	Sep/2017	Sep/2018	Sep/2017
Financial income
Interest income	421,243	410,695	344,400	381,142
Other	44,546	61,770	18,915	43,200
	465,789	472,465	363,315	424,342

Financial expenses
Interest expenses	(1,569,954)	(1,700,141)	(909,467)	(1,092,752)
Monetary variations on fiscal debts	(15,553)	(137,479)	(15,518)	(134,519)
Discounts granted	(107,740)	(96,458)	(107,676)	(94,535)
Loans transaction costs - amortization	(68,045)	(38,884)	(20,566)	(3,586)
Adjustment to present value - appropriation	(208,722)	(235,124)	(183,327)	(181,589)
Other	(260,772)	(256,403)	(133,184)	(125,170)
	(2,230,786)	(2,464,489)	(1,369,738)	(1,632,151)

Exchange rate variations, net
On financial assets	1,064,121	(146,618)	581,504	49,223
On financial liabilities	(2,859,075)	135,529	(2,487,652)	(679,846)
	(1,794,954)	(11,089)	(1,906,148)	(630,623)

Total	(3,559,951)	(2,003,113)	(2,912,571)	(1,838,432)

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

27.                   Expenses by nature and function

	Consolidated		Parent company
	Sep/2018	Sep/2017	Sep/2018	Sep/2017

Classification by nature:
Raw materials other inputs	(27,976,046)	(21,890,516)	(21,838,310)	(17,831,129)
Personnel expenses	(1,788,084)	(1,631,679)	(1,321,152)	(1,266,750)
Outsourced services	(1,598,372)	(1,523,736)	(1,057,245)	(1,091,296)
Depreciation, amortization and depletion	(2,249,013)	(2,169,141)	(1,488,002)	(1,405,483)
Freights	(1,650,104)	(1,530,348)	(1,091,741)	(994,386)
Costs of idle industrial plants	(106,747)	(53,303)	(85,758)	(30,428)
Other expenses, net	(653,485)	(711,471)	(548,475)	(498,236)
Total	(36,021,851)	(29,510,194)	(27,430,683)	(23,117,708)

Classification by function:
Cost of products sold	(33,544,950)	(27,143,777)	(25,679,478)	(21,509,527)
Selling and distribution	(1,099,792)	(1,085,465)	(633,765)	(686,805)
General and administrative	(1,116,092)	(994,517)	(802,770)	(675,912)
Research and development	(138,751)	(110,984)	(88,143)	(75,374)
Other income (expenses), net	(122,266)	(175,451)	(226,527)	(170,090)
Total	(36,021,851)	(29,510,194)	(27,430,683)	(23,117,708)

Braskem S.A.

Notes to the financial statements

at September 30, 2018

All amounts in thousands of reais, unless otherwise stated

28.                   Segment information

The information by segment was presented in the 2017 annual financial statements, in Note 32.

							Sep/2018
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	25,506,420	(22,003,210)	3,503,210	(645,580)		(68,240)	2,789,390
Polyolefins	17,028,510	(14,316,000)	2,712,510	(951,450)		(55,320)	1,705,740
Vinyls	2,419,530	(2,210,350)	209,180	(125,220)		(17,210)	66,750
USA and Europe	8,974,710	(6,829,980)	2,144,730	(439,590)		35,750	1,740,890
Mexico	2,863,620	(1,675,610)	1,188,010	(216,840)		109,280	1,080,450
Total	56,792,790	(47,035,150)	9,757,640	(2,378,680)		4,260	7,383,220

Other segments	226,576	(130,894)	95,682	(20,534)		487	75,635
Corporate unit	-	-	-	(63,161)	(414)	(127,013)	(190,588)

Braskem consolidated before eliminations and reclassifications	57,019,366	(47,166,044)	9,853,322	(2,462,375)	(414)	(122,266)	7,268,267

Eliminations and reclassifications	(13,856,181)	13,621,094	(235,087)	107,740	-	-	(127,347)

Total	43,163,185	(33,544,950)	9,618,235	(2,354,635)	(414)	(122,266)	7,140,920

							Sep/2017
				Operating expenses
	Net	Cost of		Selling, general	Results from
	sales	products	Gross	and distribuition	equity	Other income	Consolidated
	revenue	sold	profit	expenses	investments	(expenses), net	Braskem
Reporting segments
Chemicals	18,473,382	(15,080,042)	3,393,340	(583,205)	-	(94,391)	2,715,744
Polyolefins	14,666,020	(11,586,947)	3,079,073	(975,528)	-	(100,091)	2,003,454
Vinyls	2,256,963	(1,935,520)	321,443	(112,426)	-	(69,463)	139,554
USA and Europe	7,183,929	(5,436,053)	1,747,876	(422,040)	-	(4,898)	1,320,938
Mexico	2,664,349	(1,578,965)	1,085,384	(211,772)	-	12,293	885,905
Total	45,244,643	(35,617,527)	9,627,116	(2,304,971)	-	(256,550)	7,065,595

Other segments	11,816	(13,463)	(1,647)	(129)	-	(2,426)	(4,202)
Corporate unit	-	-	-	17,676	29,325	83,525	130,526

Braskem consolidated before eliminations and reclassifications	45,256,459	(35,630,990)	9,625,469	(2,287,424)	29,325		7,191,919

Eliminations and reclassifications	(8,624,253)	8,487,213	(137,040)	96,458	-	-	(40,582)

Total	36,632,206	(27,143,777)	9,488,429	(2,190,966)	29,325	-	7,151,337

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.